Exhibit (a)(1)(A)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Summa Industries
by
Habasit Holding USA, Inc.
a wholly-owned subsidiary of
Habasit Holding AG
at
$15.00 Net Per Share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON OCTOBER 6, 2006, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 31, 2006 (the “Merger Agreement”), by and among Habasit Holding AG, a company formed under the laws of Switzerland (“Habasit” or “Parent”), Habasit Holding USA, Inc., a Delaware corporation and a wholly-owned subsidiary of Habasit (the “Purchaser”), and Summa Industries, a Delaware corporation (“Summa” or the “Company”), and relates to all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Summa.

Summa’s Board of Directors unanimously (1) approved, adopted and declared advisable the Merger Agreement, the merger of Purchaser with and into Summa, which is expected to follow completion of the Offer, as set forth in the Merger Agreement (the “Merger”) and the other transactions contemplated by the Merger Agreement, (2) determined that the terms of the Offer and the Merger are fair to and in the best interests of its stockholders, and (3) recommends that the holders of Shares accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, (1) there having been validly tendered in the Offer and not withdrawn prior to the expiration of the Offer that number of Shares which represents at least a majority of the then outstanding Shares, (2) any requisite waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to the purchase of Shares pursuant to the Offer or to the Merger having been terminated or having expired, and (3) the satisfaction or waiver of certain other conditions set forth in the Merger Agreement. See Section 15  of this Offer to Purchase entitled “Certain Conditions of the Offer.”

IMPORTANT

Any stockholder desiring to tender all or any portion of its Shares should either (1) complete and sign the Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it, together with the certificate(s) representing tendered Shares and any other required documents, to the Depositary (as defined herein) or tender such Shares pursuant to the procedures for book-entry transfer described in Section 3 of this Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares” or (2) request its broker, dealer, commercial bank, trust company or other nominee to effect the transaction for it. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if the stockholder desires to tender such Shares. If you are tendering shares under the Summa Industries 401(k) Savings & Retirement Plan (the “Summa 401(k) Plan”), you must follow the tender instructions provided by the trustee of the Summa 401(k) Plan.

Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available or who cannot comply with the other procedures on a timely basis may tender such Shares by following the procedures for guaranteed delivery described in Section 3 of this Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery and other related materials may be directed to the Information Agent, and such copies will be provided promptly at the Purchaser’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee to request additional copies of these materials or for assistance concerning the Offer. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer.

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SUMMARY TERM SHEET

Securities Sought:

All outstanding shares of common stock, $0.001 par value, of Summa Industries. See the “Introduction.” We will not be obligated to purchase any shares unless there shall have been validly tendered in the offer and not withdrawn prior to the expiration of the offer that number of shares of Summa’s common stock which represent at least a majority of the outstanding shares of Summa’s common stock.

Price Offered Per Share:	$15.00 net to you in cash, without interest and subject to any applicable withholding taxes. See Section 1 of this Offer to Purchase entitled “Terms of the Offer.”
Scheduled Expiration of Offer:	12:00 midnight, New York City time, on October 6, 2006, unless we extend the offer. See Section 1 of this Offer to Purchase “Terms of the Offer.”
Purchaser:	Habasit Holding USA, Inc., a wholly-owned subsidiary of Habasit Holding AG. See the “Introduction” to this Offer to Purchase.
Summa Board Recommendation:	Summa’s board of directors has unanimously recommended that you accept the Offer and tender your Shares. See the “Introduction” to this Offer to Purchase.

The following are answers to some of the questions that you, as a stockholder of Summa, may have about the Offer. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred you because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the accompanying Letter of Transmittal. In this Offer to Purchase, unless the context otherwise requires, the terms “we,” “our” and “us” refer to the Purchaser.

Who is offering to buy my securities?

Our name is Habasit Holding USA, Inc. We are a Delaware corporation and a wholly-owned subsidiary of Habasit Holding AG, a company formed under the laws of Switzerland. See the “Introduction” and Section 9 of this Offer to Purchase entitled “Certain Information Concerning Habasit and the Purchaser.”

What is the class and amount of securities sought in the Offer?

We are seeking to purchase all of the outstanding shares of common stock of Summa, which constitutes all of its outstanding capital stock. See the “Introduction” and Section 1 of this Offer to Purchase entitled “Terms of the Offer.”

How much are you offering to pay for my Shares and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $15.00 per Share, net to you in cash, without interest. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. Furthermore, participants in the Summa 401(k) Plan whose shares are held by the plan trustee will not incur any additional brokerage commissions. However, if you own your Shares through a broker or other nominee, and your broker or nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. We will not be obligated to pay for or reimburse you for such broker or nominee charges. See the “Introduction” to this Offer to Purchase.

Does the Summa Board of Directors recommend the Offer?

We are making the Offer pursuant to the Merger Agreement, which has been unanimously approved by Summa’s Board of Directors. Summa’s Board of Directors unanimously (1) approved, adopted and declared advisable the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, (2) determined that the terms of the Offer and the Merger are fair to and in the best interests of its stockholders, and (3) recommends that the holders of Shares accept the Offer and tender their Shares to the Purchaser pursuant to the Offer. A more complete description of the Summa Board of Directors’ reasons for approving the Offer and the Merger is set forth in Summa’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed with this Offer to Purchase. See the “Introduction” of this Offer to Purchase.

Have any stockholders entered into Tender Agreements with you?

In connection with the Merger Agreement, Mr. James R. Swartwout and Habasit entered into a Stockholder Tender Agreement. Mr. Swartwout is the Chairman, President, Chief Executive Officer and Chief Financial Officer, and a director, of Summa, but entered into the Stockholder Tender Agreement with Habasit solely in his capacity as a stockholder of Summa. Pursuant to the terms of the Stockholder Tender Agreement, Mr. Swartwout agreed to tender in the Offer all Shares owned by him and vote his Shares against (1) any action that would result in a breach of the Merger Agreement, (2) any action that would cause the Offer Conditions not to be satisfied, (3) any Acquisition Proposal, (4) any change in the majority of the Board, except as provided in the Merger Agreement, and (5) any other action which is intended, or would be reasonably expected, to adversely affect the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement. As of August 31, 2006, Mr. Swartwout was the beneficial owner of 127,888 Shares which he is obligated to tender and vote. These Shares represent approximately 3.3% of the Shares outstanding as of August 31, 2006. Mr. Swartwout is also the beneficial owner of 275,000 Shares issuable upon the exercise of options he holds, which would become subject to the Stockholder Tender Agreement if Mr. Swartwout were to exercise such options. See Section 12 entitled “The Merger Agreement; Other Arrangements” of this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. We have arranged for sufficient funds from our parent company, Habasit Holding AG, to purchase all Shares validly tendered, and not properly withdrawn, in the Offer, to provide funding for the Merger, which is expected to follow the successful completion of the Offer, and to provide Summa with sufficient funds to make payments to cash out options to purchase Shares if necessary, in each case in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon our securing any financing arrangements. Habasit will obtain the funds for such purposes from its available cash and working capital. See Section 10 of this Offer to Purchase entitled “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

We do not think our financial condition or the financial condition of Habasit is relevant to your decision whether to tender your Shares and accept the Offer because:

•       the Offer is being made for all outstanding Shares solely for cash;

•       the Offer is not subject to any financing conditions;

•       if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger; and

•       as described above, we have arranged for sufficient funds to purchase all Shares validly tendered, and not properly withdrawn, in the Offer, to provide funding for the Merger, which is expected to follow the successful completion of the Offer, and to cash out options to purchase Shares, if necessary. See Section 10 of this Offer to Purchase entitled “Source and Amount of Funds.”

How long do I have to tender my Shares in the Offer?

You will have until 12:00 midnight, New York City time, on October 6, 2006, to tender your Shares in the Offer, unless we extend the Offer. If you cannot deliver everything that is required to make a valid tender by that time, you may be able to use a guaranteed delivery procedure. Participants in the Summa 401(k) Plan should note, however, that due to administrative reasons, the deadline for participants in the Summa 401(k) Plan whose shares are held by the plan trustee likely will be earlier than 12:00 midnight, New York City time, on October 6, 2006. For Shares held through the Summa 401(k) Plan, please refer to the special instructions that are being sent to plan participants for information about the deadline to tender Shares.

We reserve the absolute right to waive any defect or irregularity in the tender of any Shares; provided that any waiver of a defect or irregularity will apply equally to all Shares and all stockholders. See Section 3 of this Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares.”

Can we or are we required to extend the Offer and, if so, under what circumstances?

Subject to the terms of the Merger Agreement, we are required to extend the Offer beyond the scheduled Expiration Date: (1) for one period of 10 business days if, as of the scheduled Expiration Date, any of the conditions to our obligation to accept for payment and to pay for the Shares are not satisfied or, to the extent permitted by the Merger Agreement, waived; provided that we shall not be required to extend the Offer beyond November 13, 2006 (the “Outside Date”); and/or (2) for any period required by any rule, regulation, interpretation or provision of the Securities and Exchange Commission (“SEC”) or the staff thereof applicable to the Offer, provided that we shall not be required to extend the Offer beyond the Outside Date.

Subject to the terms of the Merger Agreement, we may, without Summa’s consent, extend the Offer beyond the scheduled Expiration Date for one or more additional periods of 10 business days each if, as of any then scheduled expiration time for the Offer, any of the conditions to our obligation to accept for payment and to pay for the Shares are not satisfied or, to the extent permitted by the Merger Agreement, waived; provided that no such extension or extensions shall extend the Offer beyond the Outside Date.

In addition, after we have purchased Shares tendered in the Offer, we may elect to (but we are not obligated to) provide a “subsequent offering period” if less than 90% of the Shares outstanding were properly tendered and not withdrawn. A subsequent offering period, if one is provided, will be an additional period of from three to 20 business days, beginning after we have purchased Shares tendered during the Offer, during which stockholders may tender, but not withdraw, their Shares and receive the Offer consideration for those Shares promptly after they are tendered. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so. See Section 1 of this Offer to Purchase entitled “Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform U.S. Stock Transfer Corporation, the depositary for the Offer (the “Depositary”), of that fact and will make a public announcement of the extension not later than

9:00 a.m., New York City time, on the next business day after the day on which the Offer was previously scheduled to expire. See Section 1 of this Offer to Purchase entitled “Terms of the Offer.”

What are the most significant conditions to the Offer?

We will not be obligated to purchase any Shares that are validly tendered and not withdrawn pursuant to the Offer if the conditions to the Offer are not satisfied at the time the Offer expires. The most significant conditions to consummation of the Offer include that:

•       there shall have been validly tendered in the Offer and not withdrawn prior to the expiration of the Offer that number of Shares which represent at least a majority of the outstanding Shares (the “Minimum Condition”), and

•       any requisite waiting period under the HSR Act shall have been terminated or shall have expired.

The Offer is also subject to a number of other conditions set forth in the Merger Agreement. We may waive any of the conditions to the Offer without Summa’s consent, except for the Minimum Condition. See Section 15 of this Offer to Purchase entitled “Certain Conditions of the Offer” for a description of all of the conditions to the Offer.

How do I tender my Shares?

Any stockholder of Summa wishing to tender Shares in the Offer must:

1.     For Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such broker, dealer, commercial bank, trust company or other nominee and request that such person or entity tender the Shares to us prior to the expiration of the Offer.

2.     For Shares that are held in book-entry form:

•       Complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal or prepare an “Agent’s Message” (as defined in Section 2 of this Offer to Purchase entitled “Acceptance for Payment and Payment for Shares”);

•       If using the Letter of Transmittal, have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal;

•       Deliver an Agent’s Message or the Letter of Transmittal (or a facsimile thereof) and any other required documents to U.S. Stock Transfer Corporation, the Depositary for the Offer; and

•       Transfer the Shares through book-entry transfer into the account of the Depositary (see Section 3 of this Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares”).

3.     For Shares that are registered in the stockholder’s name and held as physical certificates:

•       Complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal;

•       Have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal; and

•       Deliver the Letter of Transmittal (or a facsimile thereof), the certificates representing your Shares and any other required documents to U.S. Stock Transfer Corporation, the Depositary for the Offer, at its address on the back of this Offer to Purchase.

If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or other fiduciary that is a member of the Securities Transfer Agents Medallion Program, the Nasdaq Stock Market Guarantee Program, the

Stock Exchange Medallion Program or any other eligible guarantor institution guarantee that the missing items will be received by the Depositary within three Nasdaq Global Market trading days. For the tender to be valid, however, the Depositary must receive the missing items within that three trading day period. See Section 3 of this Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares.”

How do participants who hold shares in the Summa 401(k) Plan participate in the Offer?

Participants in the Summa 401(k) Plan whose Shares are held by the plan trustee may not use the Letter of Transmittal to direct the tender of Shares held in their plan accounts but instead must follow the separate instructions that will be sent to plan participants by the plan trustee. The instructions will include instructions to participants on how to direct the tender of Shares held in their plan accounts and set forth the deadline for such direction. The deadline likely will be earlier than the Expiration Date of the Offer for administrative reasons. Plan participants should confirm their deadlines by reading the materials provided to them by the plan trustee. See Section 3 of this Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares.”

If I tender any Shares, when will I get paid?

If all of the conditions of the Offer are satisfied or waived and your Shares are accepted for payment, we will pay you promptly following our acceptance of Shares in the Offer. See Section 2 of this Offer to Purchase entitled “Acceptance for Payment and Payment for Shares.”

How do I withdraw previously tendered Shares?

To validly withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares. If you tendered by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your Shares. For Shares held through the Summa 401(k) Plan, please refer to the special instructions that are being sent to plan participants by the plan trustee for information about withdrawal rights and the deadline to submit withdrawal instructions. See Section 4 of this Offer to Purchase entitled “Withdrawal Rights.”

Until what time may I withdraw previously tendered Shares?

You may withdraw Shares at any time until the Offer has expired. This right to withdraw, however, will not apply to any subsequent offering period described in Section 1 of this Offer to Purchase entitled “Terms of the Offer”. For Shares held by the trustee of the Summa 401(k) Plan, please refer to the special instructions that are being sent to plan participants by the plan trustee for information about withdrawal rights and the deadline to submit withdrawal instructions. See Section 4 of this Offer to Purchase entitled “Withdrawal Rights.”

If a majority of the Shares are tendered and accepted for payment, will Summa continue as a public company?

No. After we purchase the Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, Summa will no longer be publicly owned. Even if for some reason the Merger does not promptly take place after we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that Summa common stock will no longer be eligible to be traded on The Nasdaq Global Market, there may not be a public trading market for Summa stock, and Summa may cease making filings with the SEC and otherwise cease being required to comply with the SEC rules relating to publicly held companies. See Section 13 of this Offer to Purchase entitled “Purpose of the Offer and the Merger; Plans for Summa; Other Matters.”

Will the Offer be followed by the Merger if all of Summa’s Shares are not purchased in the Offer?

If we accept for payment and pay for the tendered Shares of Summa, we will be obliged to merge with and into Summa, subject to the terms and conditions of the Merger Agreement and upon the vote of Summa’s stockholders, if required. Summa will be the surviving corporation in the Merger and will become a wholly-owned subsidiary of Habasit. In the Merger, Summa stockholders who did not tender their Shares in the Offer (other than Habasit, its subsidiaries and stockholders properly exercising appraisal rights under Delaware law) will receive $15.00 per Share in cash, or any higher price per Share that is paid in the Offer, without any interest and less any required withholding taxes, in exchange for their Shares. See the “Introduction” of this Offer to Purchase.

In general, the affirmative vote of the holders of a majority of the outstanding Shares is required to approve and adopt the Merger Agreement and consummate the Merger. If Shares tendered in the Offer constitute more than 90% of the outstanding Shares of Summa’s common stock, we may be able to effect the Merger without convening a meeting of stockholders. See the “Introduction” and Section 13 of this Offer to Purchase entitled “Purpose of the Offer and the Merger; Plans for Summa; Other Matters.”

Are appraisal rights available in either the Offer or the Merger?

Appraisal rights are not available as a result of the Offer. However, if we proceed with the Merger, appraisal rights will be available to holders of Shares that are not tendered and who do not vote in favor of the Merger, subject to and in accordance with Delaware law. A holder of Shares must properly perfect such stockholder’s right to seek an appraisal under Delaware law in connection with the Merger to exercise appraisal rights provided under Delaware law. See Section 13 of this Offer to Purchase entitled “Purpose of the Offer and the Merger; Plans for Summa; Other Matters.”

If I decide not to tender, how will the Offer affect my Shares?

If the Merger described above takes place, stockholders not tendering in the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer, subject to any appraisal rights properly exercised under Delaware law. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier and you will have waived your appraisal rights under Delaware law if you tender your Shares. If the Merger does not take place, however, the number of stockholders and the number of Shares of Summa that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for Summa’s common stock. Also, as described above, Summa may cease making filings with the SEC or otherwise cease being required to comply with the SEC rules relating to publicly held companies. See the “Introduction” and Section 13 of this Offer to Purchase entitled “Purpose of the Offer and the Merger; Plans for Summa; Other Matters.”

What is the market value of my Shares as of a recent date?

On August 31, 2006, the last trading day before Habasit and Summa announced that they had signed the Merger Agreement, the last sale price of the Shares reported on The Nasdaq Global Market was $8.51 per Share. On September 5, 2006, the last sale price of the Shares reported on The Nasdaq Global Market was $14.80 per Share. You should obtain a recent quotation for Shares of Summa’s common stock before deciding whether to tender your Shares. See Section 6 of this Offer to Purchase entitled “Price Range of the Shares; Dividends on the Shares.”

Does the Merger Agreement allow Summa to pay the $0.06 per Share cash dividend that it announced on August 9, 2006?

On August 6, 2006, Summa announced the declaration of a cash dividend of $0.06 per Share payable on September 20, 2006 to stockholders of record as of the close of business on September 8, 2006. The Merger Agreement provides that Summa may pay its regular quarterly cash dividends, including the cash dividend announced on August 6, 2006, in amounts and at times consistent with past practice, provided that such dividend payments may not exceed $250,000 in the aggregate. Summa has informed us that as of August 31, 2006, it had 3,907,127 Shares outstanding, which would represent an aggregate dividend payment on September 20, 2006 of $234,427.62. See Section 6 of this Offer to Purchase entitled “Price Range of the Shares; Dividends on the Shares” and Section 14 of this Offer to Purchase entitled “Dividends and Distributions.”

What are the United States federal income tax consequences of tendering my Shares?

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and possibly for state, local and foreign income tax purposes as well. In general, a stockholder who tenders Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. If the Shares exchanged constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss. In addition, if you do not complete and sign the Substitute Form W-9 included in the Letter of Transmittal (or if you are not a U.S. person, the appropriate IRS Form W-8), you may be subject to required backup withholding. See Instruction 9 to the Letter of Transmittal. Special tax consequences may apply with respect to Shares tendered through the Summa 401(k) Plan. You should consult your tax advisor about the particular tax consequences to you of tendering your Shares in the Offer or exchanging your Shares in the Merger. See Section 5 of this Offer to Purchase entitled “Certain Federal Income Tax Consequences.”

Who can I talk to if I have questions about the Offer?

You can call The Altman Group, Inc., the Information Agent for the Offer, at (800) 331-7543 (toll free). See the back cover page of this Offer to Purchase for additional information on how to contact our Information Agent.

To the Holders of Common Stock of Summa Industries:

INTRODUCTION

Habasit Holding USA, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Habasit Holding AG, a company formed under the laws of Switzerland (“Habasit” or “Parent”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Summa Industries, a Delaware corporation (“Summa” or the “Company”), at $15.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 31, 2006 (the “Merger Agreement”), by and among Habasit, the Purchaser and Summa. Following the completion of the Offer and the satisfaction or waiver, if permissible, of all conditions to the Merger (as defined below) and in accordance with the relevant provisions of the Delaware General Corporation Law, as amended (“DGCL”), the Purchaser will be merged with and into Summa (the “Merger”), with Summa continuing as the surviving corporation and a wholly-owned subsidiary of Habasit. At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than Shares held by Summa as treasury stock, Shares held by Habasit, the Purchaser or any other wholly-owned subsidiary of Habasit, and Shares held by stockholders who perfect their appraisal rights under the DGCL) will be cancelled and converted into the right to receive $15.00 in cash without interest (the “Offer Price”). The Merger Agreement is more fully described in Section 12 of this Offer to Purchase entitled “The Merger Agreement; Other Arrangements” and certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger are discussed in Section 5 of this Offer to Purchase entitled “Certain Federal Income Tax Consequences.”

Summa’s Board of Directors (the “Board”) unanimously (1) approved, adopted and declared advisable the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, (2) determined that the terms of the Offer and the Merger are fair to and in the best interests of its stockholders, and (3) recommends that the holders of Shares accept the Offer and tender their Shares to the Purchaser pursuant to the Offer. See Section 11 of this Offer to Purchase.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares which, when added together with all other Shares owned by Habasit and its subsidiaries, represents at least a majority of the then outstanding Shares on the date of purchase (the “Minimum Condition”), (2) all requisite waiting periods having expired or been terminated under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (3) the satisfaction or waiver of certain other conditions set forth in the Merger Agreement. See Section 15 of this Offer to Purchase entitled “Certain Conditions of the Offer” for additional conditions to the Offer.

Summa has informed us that, as of August 31, 2006, there were 3,907,127 Shares outstanding and an aggregate of 995,394 Shares reserved for issuance upon the exercise or conversion of outstanding options, warrants, rights and convertible securities. Based on the foregoing and assuming that no Shares were issued by Summa after August 31, 2006, the Minimum Condition will be satisfied if at least 1,953,564 Shares are validly tendered and not properly withdrawn prior to the expiration of the Offer.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the approval and adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares. If the Minimum Condition is satisfied, the Purchaser will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of Summa. Summa has agreed, if required, to duly call, give notice of, convene and hold a meeting of its stockholders as soon as practicable following the purchase of Shares pursuant to the Offer for the purposes of considering and taking action upon the approval and adoption of the Merger Agreement. Under the DGCL, if the Purchaser acquires at least 90% of the then outstanding Shares, the Purchaser will be able to consummate the transactions contemplated by the Merger Agreement without a vote of Summa’s stockholders. See Sections 12 and 13 of this Offer to Purchase entitled “The Merger Agreement; Other Agreements” and “Purpose of the Offer and the Merger; Plans for Summa; Other Matters”.

No appraisal rights are available as a result of the Offer. However, stockholders will be able to exercise appraisal rights in connection with the Merger if they (1) do not tender their Shares, (2) do not vote such Shares in favor of the Merger, if such a vote is required, and (3) otherwise comply with the requirements of the DGCL regarding the perfection of appraisal rights. See Section 13 of this Offer to Purchase entitled “ Purpose of the Offer, Plans for Summa; Other Matters”.

The Merger Agreement provides that, promptly upon the purchase of Shares by Habasit or the Purchaser pursuant to the Offer and provided that the Minimum Condition is satisfied, Habasit will be entitled to designate to the Board such number of directors, rounded to the nearest whole number, as will give it representation equal to the product of the total number of directors on the Board (giving effect to the directors so designated by Habasit) multiplied by the percentage that the number of Shares so purchased bears to the total number of Shares then outstanding. In the Merger Agreement, Summa has agreed, upon Habasit’s request, to promptly increase the size of the Board or use its reasonable efforts to secure the resignation of such number of incumbent directors, or both, as is necessary to enable Habasit’s designees to be so elected to the Board. However, until the Effective Time, the Board and Audit Committee of the Board must include at least two directors who are directors on the date of the Merger Agreement, who are not officers of Summa, who satisfy the applicable requirements of the SEC and Nasdaq for service on the Audit Committee and who are not affiliated with Habasit, or any successors who are designated in accordance with the terms of the Merger Agreement.

The Purchaser estimates that the total funds required to purchase all Shares validly tendered pursuant to the Offer, consummate the Merger and pay all related costs and expenses will be approximately $65 million. The Purchaser will obtain such funds from Habasit by means of capital contributions, loans or a combination thereof. Habasit plans to obtain the funds for such capital contributions or loans from its available cash and working capital. See Section 10 of this Offer to Purchase entitled “Source and Amount of Funds.”

It is the present intention of the Purchaser to seek to cause Summa to make an application for the termination of the registration of the Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as soon as possible after the purchase of all Shares validly tendered pursuant to the Offer if the requirements for termination of registration are met. See Section 7 of this Offer to Purchase entitled “Certain Effects of the Offer on the Market for Shares; Stock Quotation; Exchange Act Registration; Margin Regulations.”

The information contained in this Offer to Purchase concerning Summa was supplied by Summa. Habasit and the Purchaser take no responsibility for the accuracy of such information. The information contained in this Offer to Purchase concerning the Offer, the Merger, Habasit and the Purchaser was supplied by Habasit and the Purchaser. Summa takes no responsibility for the accuracy of such information.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. However, stockholders that do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal (or if such stockholder is not a U.S. person, the appropriate IRS Form W-8) may be subject to a U.S. federal backup withholding at the current rate of 28% of the gross proceeds payable to such stockholder. Stockholders who hold their Shares in street name (that is, through a broker, bank or other nominee) should consult such institution as to whether it charges any service fees in connection with the tender of such Shares; the Purchaser will not pay any such fees. The Purchaser will pay all fees and expenses of U.S. Stock Transfer Corporation, which is acting as the Depositary and The Altman Group, Inc., which is acting as the Information Agent (the “Information Agent”), incurred in connection with the Offer.

This Offer to Purchase and the Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer. Participants in the Summa 401(k) Plan whose Shares are held by the plan trustee may not use the Letter of Transmittal to direct the tender of Shares held in their plan accounts but instead must follow the separate instructions that will be sent to plan participants by the plan trustee.

THE OFFER

1.                 Terms of the Offer

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered and not withdrawn in accordance with Section 4 of this Offer to Purchase entitled “Withdrawal Rights” on or prior to the Expiration Date. The term “Expiration Date” shall mean 12:00 Midnight, New York City time, on Friday, October 6, 2006, unless and until we determine, or are required in certain circumstances specified below, in accordance with the terms of the Merger Agreement, to extend the period of time for which the initial offering period of the Offer is open, in which case the Expiration Date will mean the latest time and date at which the Offer, as so extended, will expire.

Subject to the terms of the Merger Agreement, we are required to extend the Offer beyond the scheduled Expiration Date:

•       for a period of 10 business days if, as of the scheduled Expiration Date, any of the conditions to our obligation to accept for payment and to pay for the Shares are not satisfied or, to the extent permitted by the Merger Agreement, waived; provided that we shall not be required to extend the Offer beyond November 13, 2006 (the “Outside Date”); and/or

•       for any period required by any rule, regulation, interpretation or provision of the SEC or the staff thereof applicable to the Offer, provided that we shall not be required to extend the Offer beyond the Outside Date.

Subject to the terms of the Merger Agreement, we may, without Summa’s consent, extend the Offer beyond the scheduled Expiration Date for one or more additional periods of 10 business days each if, as of any then scheduled expiration time for the Offer, any of the conditions to our obligation to accept for payment and to pay for the Shares are not satisfied or, to the extent permitted by the Merger Agreement, waived; provided that no such extension or extensions shall extend the Offer beyond the Outside Date.

After accepting Shares for payment, Purchaser expressly reserves the right, in accordance with the Merger Agreement, to provide a subsequent offering period under Rule 14d-11 of the Exchange Act (a “Subsequent Offering Period”) of between three and 20 business days (as such term is defined under Exchange Act Rule 14d-1(g)(3)) following the Expiration Date. If provided, a Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender, but not withdraw, any Shares not tendered in the Offer and receive the Offer Price. A Subsequent Offering Period, if one is included, is not an extension of the Offer, which already would have been completed. Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. During a Subsequent Offering Period, the Purchaser will promptly purchase and pay for any Shares tendered at the same price paid in the Offer. If Purchaser elects to provide a Subsequent Offering Period, it will provide an announcement to that effect by issuing a press release to a national news service. Purchaser does not currently intend to, and is not required to, provide a Subsequent Offering Period, although it reserves the right to do so.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition, the expiration or termination of all requisite waiting periods under the HSR Act, and certain other terms and conditions set forth in the Merger Agreement (the “Offer Conditions”). See Section 15 of this Offer to Purchase entitled “Certain Conditions of the Offer.”

The Purchaser expressly reserves the right to waive any Offer Condition, to increase the Offer Price and to make any other changes in the terms and conditions of the Offer; provided that, in the Merger Agreement, the Purchaser has agreed that, without Summa’s prior consent, it will not make any change to the Offer that:

•       reduces the number of Shares subject to the Offer;

•       reduces the Offer Price payable in the Offer;

•       changes the form of consideration to be paid in the Offer;

•       changes the Minimum Condition;

•       imposes conditions to the Offer in addition to those set forth in Section 15 of this Offer to Purchase entitled “Certain Conditions of the Offer” or modifies such conditions in any manner adverse to the holders of Shares (other than to waive any such conditions to the extent permitted by the Merger Agreement);

•       extends the Offer in any manner other than as provided for in the Merger Agreement; or

•       otherwise amends the Offer in any manner adverse to the holders of Shares.

Subject to the applicable rules and regulations of the SEC and the terms of the Merger Agreement, the Purchaser shall not be required to accept for payment, or pay for, any Shares if any condition referred to in Section 15 of this Offer to Purchase entitled “Certain Conditions of the Offer” has not been satisfied or any event specified in Section 15 of this Offer to Purchase shall have occurred and be continuing. The Purchaser may waive any condition to the Offer (other than the Minimum Condition) or otherwise amend the Offer in any respect (except as set forth above), in each case, by giving oral or written notice of the delay, termination, waiver or amendment to the Depositary.

The rights we reserve in the preceding paragraph are in addition to our rights pursuant to Section 15 of this Offer to Purchase entitled “Certain Conditions of the Offer.” Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement. An announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Without limiting the manner in which we may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares in a manner reasonably designed to inform them of such changes), we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under Section 4 of this Offer to Purchase entitled “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder’s offer, unless such bidder elects to offer a Subsequent Offering Period and pays for Shares tendered during the Subsequent Offering Period in accordance with Rule 14d-11 under the Exchange Act.

If we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rule 14e-1 under the Exchange Act. If, prior to the Expiration Date, we should decide to decrease the number of Shares being sought or to increase or decrease the consideration being offered in the Offer, such decrease in the number of Shares being sought or such increase or decrease in the consideration being offered will be applicable to all stockholders whose Shares are accepted for payment pursuant to the Offer, and, if, at the time notice of any such decrease in the number of Shares being sought or such increase or decrease in the consideration being offered is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended at least until the expiration of such ten business day period.

Summa has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed by the Purchaser to record holders of Shares whose names appear on the Summa’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.                 Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 of this Offer to Purchase entitled “Certain Conditions of the Offer,” the Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn within three business days after the Expiration Date. Subject to the terms of the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, the Purchaser shall not be required to pay for Shares if necessary to comply in whole or in part with any applicable law including, without limitation, the HSR Act and any applicable pre-merger notification laws or regulations of foreign jurisdictions. See Section 16 of this Offer to Purchase entitled “Certain Legal Matters.” If the Purchaser decides to provide a Subsequent Offering Period, the Purchaser will immediately accept for payment and pay for all validly tendered Shares as soon as practicable after they have been tendered during the Subsequent Offering Period. See Section 1 of this Offer to Purchase entitled “Terms of the Offer.”

In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) certificates representing the Shares (“Share Certificates”) or, if applicable, timely confirmation (a “Book-Entry Confirmation”) of the book-entry transfer of the Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 of this Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase; (2) the Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) may be utilized, if desired, instead of the Letter of Transmittal; and (3) any other documents that the Letter of Transmittal requires. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

“Agent’s Message” means a message transmitted through electronic means by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which message states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against such participant. The term Agent’s Message shall also include any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer (including during any Subsequent Offering Period), we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for each such Share with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 of this Offer to Purchase entitled “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will we pay interest on the purchase price for Shares, regardless of any extension of the Offer or any delay in making such payment.

If we do not purchase any tendered Shares pursuant to the Offer for any reason, or if you submit Share Certificates representing more Shares than your Letter of Transmittal or Agent’s Message indicates that you wish to tender, we will return Share Certificates representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 of this Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares,” the Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

If, prior to the Expiration Date, we increase the price offered to holders of Shares in the Offer, we will pay the increased price to all holders of Shares that we purchase in the Offer, whether or not the Shares were tendered before the increase in price.

We may not, without Summa’s consent, transfer or assign the right to purchase all or a portion of the Shares tendered in the Offer to any party.

3.                 Procedures for Accepting the Offer and Tendering Shares

Valid Tenders.   Except as set forth below, for you to validly tender Shares in the Offer the Depositary must receive the Letter of Transmittal (or a facsimile), properly completed and signed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry delivery of Shares and any other documents that the Letter of Transmittal requires at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either you must (1) deliver Share Certificates representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedures for book-entry transfer set forth below and the Depositary must receive Book-Entry Confirmation, in each case on or prior to the Expiration Date (except for any tenders in any Subsequent Offering Period, if one is provided), or (2) comply with the guaranteed delivery procedures set forth below. Participants in the Summa 401(k) Plan whose Shares are held by the plan trustee may not use the Letter of Transmittal to direct the tender of shares held in their plan accounts. Instead, to tender Shares, plan participants must follow the separate instructions that will be provided by the plan trustee. These instructions will include instructions to participants on how to direct the tender of Shares held in their plan accounts and set forth the deadline for such direction. The deadline likely will be earlier than the Expiration Date.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer.   The Depositary will make a request to establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures. However, although Shares may be delivered through book-entry transfer into the Depositary’s account at a Book-Entry Transfer Facility, the Depositary must receive the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer, and any other required documents, at its address set forth on the back cover of this Offer to Purchase on or before the Expiration Date, or you must comply with the guaranteed delivery procedure described below.

Delivery of documents to a Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees.   A bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program (an “Eligible Institution”) must guarantee signatures on all Letters of Transmittal, unless the Shares tendered are tendered (1) by a registered holder (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (2) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered Share Certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holder or holders appear on the Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of Share Certificates.

Guaranteed Delivery.   If you want to tender Shares in the Offer and your Share Certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary on or before the Expiration Date, your Shares may nevertheless be tendered if you comply with all of the following guaranteed delivery procedures:

(a)    your tender is made by or through an Eligible Institution;

(b)   the Depositary receives, as described below, a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, on or before the Expiration Date; and

(c)    the Depositary receives the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal within three trading days after the date of execution of the Notice of Guaranteed Delivery. A “trading day” is any day on which The Nasdaq Global Market is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Other Requirements.   Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (1) Share Certificates evidencing such Shares or, if applicable, a timely Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3 of this Offer to Purchase entitled “Procedures for Payment and Payment for Shares,” (2) the Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer of Shares, an Agent’s Message in lieu of the Letter of Transmittal, and (3) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to tendered Shares are actually received by the Depositary.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. The Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

Appointment.   By executing the Letter of Transmittal, you irrevocably appoint our designees, and each of them, as your agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of your rights with respect to the Shares that you tender and that we accept for payment and with respect to any and all other Shares and other securities or rights issued or issuable in respect of those Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when, and only to the extent that, we accept your Shares for payment in accordance with the terms of the Offer. Upon such acceptance for payment, all prior attorneys, proxies and consents given by you with respect to such Shares and such other securities or rights will be revoked without further action, and no subsequent powers of attorney and proxies may be given nor any subsequent written consents executed by you (and, if given or executed, will not be deemed effective). Our designees will, with respect to the Shares and such other securities and rights for which the appointment is effective, be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of Summa’s stockholders or by consent in lieu of any such meeting or otherwise. We reserve the right to require that, for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we or our designee must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Summa’s stockholders.

Determination of Validity.   All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares; provided that any waiver of a defect or irregularity will apply equally to all Shares and all stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of the Purchaser. None of the Purchaser, Habasit, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Backup Withholding.   Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service a portion of the amount of any payments pursuant to the Offer. To prevent backup withholding with respect to payments to certain stockholders of the Offer Price for Shares purchased pursuant to the Offer, each such stockholder must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) may not be subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the stockholder and payment to the stockholder pursuant to the Offer may be subject to backup withholding. All stockholders surrendering Shares pursuant to the Offer who are U.S. persons (as defined for U.S. federal income tax purposes) should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Foreign stockholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 9 of the Letter of Transmittal.

4.                 Withdrawal Rights

Except as described in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. You may withdraw Shares that you have previously tendered in the Offer at any time on or before the Expiration Date.

For your withdrawal to be effective, you must timely deliver a written or facsimile transmission notice of withdrawal to the Depositary at its address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify your name, the number of Shares that you want to withdraw, and (if Share Certificates have been tendered) the name of the registered holder of the Shares as shown on the Share Certificate, if different from your name. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, you must submit the serial numbers shown on the particular Share Certificates evidencing the Shares to be withdrawn and an Eligible Institution must guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares”, the notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book Entry Transfer Facility’s procedures, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser in its sole discretion, which determination will be final and binding. None of the Purchaser, Habasit, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time on or before the Expiration Date (or during a Subsequent Offering Period, if we provide one) by following one of the procedures described in Section 3 of this Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares.”

No withdrawal rights will apply to Shares tendered during any Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 of this Offer to Purchase entitled “Terms of the Offer.”

For Shares held by by the trustee of the Summa 401(k) Plan, please refer to the special instructions that are being sent to plan participants by the plan trustee for information about withdrawal rights and the deadline to submit withdrawal instructions.

5.                 Certain Federal Income Tax Consequences

The following is a summary of the United States federal income tax consequences that are generally applicable to holders of Shares who exchange such Shares for cash pursuant to the Offer or the Merger. This discussion is based on currently existing federal income tax laws, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences of the Offer and the Merger that are described below. Stockholders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular stockholders in light of their individual circumstances. For example, this discussion does not address the tax consequences of the Offer and the Merger to stockholders who are dealers in securities, who are foreign persons, or who do not hold their Shares as capital assets. Nor does it address the tax consequences of the Offer or the Merger to stockholders who acquired their Shares as part of a position in a “straddle” or as part of a “hedging” or “conversion” transaction or through the exercise of employee stock options or otherwise as compensation. It also does not address stockholders who are otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended (such as financial institutions, insurance companies, tax-exempt entities and regulated investment companies). In addition, the following discussion does not address the tax consequences of the Offer or the Merger to stockholders under foreign, state, or local tax laws.

All stockholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Offer and the Merger, including the applicable federal, state, local and foreign tax consequences.

In general, the receipt of cash by the holders of Shares pursuant to the Offer and/or the Merger will constitute a taxable transaction for United States federal income tax purposes. For United States federal income tax purposes, a tendering stockholder would generally recognize gain or loss in an amount equal to the difference between the amount of cash received by the stockholder pursuant to the Offer and/or exchanged in the Merger and the stockholder’s adjusted tax basis for the Shares that are tendered and purchased pursuant to the Offer and/or the Merger. Generally, gain or loss must be calculated separately for each identifiable block of Shares (i.e., Shares acquired at the same cost in a single transaction). If tendered Shares are held by a tendering stockholder as capital assets, that gain or loss will be a capital gain or loss. Any such capital gain or loss (1) will be long term if, as of the date of the disposition of its Shares, the stockholder held such Shares for more than one year, or (2) will be short term if, as of such date, the stockholder held such Shares for one year or less. There are certain limitations on the deductibility of capital losses.

A stockholder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Merger may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 of this Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares.”

Special tax consequences may apply with respect to shares tendered through the Summa 401(k) Plan. Please refer to the letter that will be sent to plan participants from the plan trustee for a discussion of the tax consequences applicable to shares held pursuant to the Summa 401(k) Plan.

6.                 Price Range of the Shares; Dividends on the Shares

The Shares are traded on The Nasdaq Global Market (a successor to The Nasdaq National Market) under the symbol “SUMX”. The following table sets forth, for each of the periods indicated, the high and low reported closing sale price per Share based on published financial sources.

	High	Low
Fiscal Year Ended August 31, 2005
First Quarter	$11.20	$8.56
Second Quarter	11.00	8.45
Third Quarter	9.36	7.10
Fourth Quarter	8.97	7.17
Fiscal Year Ended August 31, 2006:
First Quarter	$8.23	$7.05
Second Quarter	8.00	7.28
Third Quarter	10.25	7.65
Fourth Quarter	10.50	8.01

On August 31, 2006, the last full trading day before the public announcement of the execution of the Merger Agreement, the closing price of the Shares on The Nasdaq Global Market was $8.51 per Share. On September 5, 2006, the closing price of the Shares on The Nasdaq Global Market was $14.80 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

Following the 2004 fiscal year end, Summa paid a cash dividend of $0.06 per Share, its first cash dividend since 1983. Summa’s Board subsequently adopted a policy of quarterly cash dividends, with the first such quarterly cash dividend of $0.06 per Share paid in October 2005. On August 6, 2006, Summa announced the declaration of a cash dividend of $0.06 per Share payable on September 20, 2006 to stockholders of record as of the close of business on September 8, 2006. Assuming the successful completion of the Offer and the Merger, this will be the last dividend paid. The Merger Agreement provides that, without Habasit’s prior written consent, Summa will not declare, set aside or pay any dividend on or make any other distribution in respect of its capital stock other than the declaration and payment of regular quarterly cash dividends in amounts and at times consistent with past practice, provided that such dividend payments may not exceed $250,000 in the aggregate. Summa has informed us that, as of August 31, 2006, it had 3,907,127 Shares outstanding, which would represent an aggregate dividend payment on September 20, 2006 of $234,427.62.

Summa has also informed us that, as of August 31, 2006, there were an aggregate of 995,394 Shares reserved for issuance upon the exercise or conversion of outstanding options, warrants, rights and convertible securities.

7.                 Certain Effects of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations

Market for the Shares.   The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than the Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation.   The Shares are quoted on the Nasdaq Global Market. Depending on the number of Shares acquired pursuant to the Offer, following the completion of the Offer, the Shares may no longer be eligible for quotation on Nasdaq. According to its published guidelines, Nasdaq would give consideration to delisting the Shares if, among other things, the number of publicly held Shares falls below 750,000 or the number of holders of round lots of Shares falls below 400. Shares held by officers or directors of Summa or their immediate families, or by any beneficial owner of more than 10 percent or more of the Shares, ordinarily will not be considered as being publicly held for this purpose. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued quotation on Nasdaq, the market for the Shares could be adversely affected.

In the event the Shares are no longer eligible for continued listing on The Nasdaq Global Market, it is possible that the Shares would continue to trade in the over the counter market and that price quotations might still be available from other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares and/or the aggregate market value of the Shares remaining at that time, the interest in maintaining a market in Shares on the part of securities firms, the possible termination of registration of Shares under the Exchange Act as described below and other factors.

After completion of the Offer, Summa will be eligible to elect “controlled company” status pursuant to Nasdaq Rule 4350(c)(5), which means that Summa would be exempt from the requirement that Summa’s Board of Directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the Nominating and Compensation Committees of Summa’s Board of Directors. The controlled company exemption does not modify the independence requirements for Summa’s Audit Committee. We expect Summa to elect “controlled company” status following completion of the Offer and promptly take action to cause Summa’s common stock to be delisted from the Nasdaq Global Market.

Exchange Act Registration.   The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Summa to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Summa to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Summa, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Summa and persons holding “restricted securities” of Summa to dispose of such Shares pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated if the Shares are no longer registered under the Exchange Act. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for quotation on the Nasdaq Global Market. Habasit and the Purchaser currently intend to seek to cause Summa to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for such termination of registration are met.

If registration of the Shares is not terminated prior to the Merger, then the Shares will be delisted from all stock exchanges and the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

Margin Regulations.   The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute “margin securities.”

8.                 Certain Information Concerning Summa

Summa is a Delaware corporation with its principal executive offices at 21250 Hawthorne Boulevard, Suite 500, Torrance, California 90503. Summa’s telephone number at such offices is (310) 792-7024. According to Summa’s Annual Report on Form 10-K for the fiscal year ended August 31, 2005, Summa, through its operating segments, designs and manufacturers injection-molded and formed plastic optical components for original equipment manufacturer customers in the lighting industry, molded plastic modular conveyor belt and chain for the food processing industry, plastic fittings, valves filters and tubing for agriculture and landscaping irrigation, and other molded and extruded plastic components for diverse industries.

Available Information.   Summa is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E. Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Summa’s filings are also available to the public on the SEC’s Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates.

Except as otherwise stated in this Offer to Purchase, the information concerning Summa contained herein has been taken from or based upon publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that any information acquired from publicly available documents or directly from Summa is untrue, neither the Purchaser nor Habasit takes any responsibility for the accuracy or completeness of such information or for any failure by Habasit to disclose events that may have occurred and may affect the significance or accuracy of any such information.

9.      Certain Information Concerning Habasit and the Purchaser

Habasit Holding AG is a corporation organized under the laws of Switzerland with principal executive offices located at Romerstrasse 1, 4153 Reinach, Switzerland. Its telephone number at that address is 011-41-61-715-1515.

Habasit designs, manufactures and distributes power transmission belts, conveyor belts, plastic modular belts, fabrication tools and related products to a wide variety of customers worldwide. Founded in 1946, Habasit now has over 3,100 employees located in 12 production plants and 256 service centers, and representatives in over 50 countries.

The Purchaser’s principal executive offices are 305 Satellite Boulevard, Suwanee, Georgia 30024. Its telephone number at that address is (800) 458-6431. The Purchaser is a newly formed Delaware corporation and a wholly-owned subsidiary of Habasit. The Purchaser has not conducted any business other than in connection with its formation and the Offer and the Merger.

The name, citizenship, business address, present principal occupation and employment history for the past five years of each of the directors and executive officers of Habasit and the Purchaser and certain other information are set forth in Schedule I hereto.

Except as described in this Offer to Purchase and in Schedule I hereto, (1) none of Habasit, the Purchaser or, to the best knowledge of Habasit and the Purchaser after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Habasit or the Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares, and (2) none of Habasit, the Purchaser or, to the best knowledge of Habasit and the Purchaser after reasonable inquiry, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as described in this Offer to Purchase, none of Habasit, the Purchaser or, to the best knowledge of Habasit and the Purchaser after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Summa, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Summa and certain subsidiaries of Habasit may from time to time have engaged in commercial transactions in the ordinary course of their respective businesses. Except as set forth in this Offer to Purchase, none of Habasit, the Purchaser or, to the best knowledge of Habasit and the Purchaser after reasonable inquiry, any of the persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with Summa or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Habasit or any of its subsidiaries or, to the best knowledge of Habasit after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Summa or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of Shares, an election of directors or a sale or other transfer of a material amount of assets.

None of Habasit, the Purchaser or, to the best knowledge of Habasit and the Purchaser after reasonable inquiry, any of the persons listed on Schedule I to the Offer of Purchase, has during the last five years (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

10.          Source and Amount of Funds

Completion of the Offer is not conditioned upon obtaining or funding of any financing arrangements. Because we are paying cash and will purchase all of the outstanding Shares in the Offer and the Merger and have sufficient cash resources to pay the aggregate purchase price and, if necessary, provide Summa with sufficient funds to cash out options to purchase Shares, we believe that the business, financial condition and results of Habasit and the Purchaser are not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

The Purchaser estimates that the total funds required to purchase all Shares validly tendered pursuant to the Offer, consummate the Merger, provide funds to Summa to cash out options to purchase Shares, if necessary, and pay all related costs and expenses will be approximately $65 million. The Purchaser will obtain such funds from Habasit by means of capital contributions, loans or a combination thereof. Habasit plans to obtain the funds for such capital contributions or loans from its available cash and working capital. As of July 31, 2006, Habasit had $90,565,000 of cash, cash equivalents and marketable securities, and no long-term debt.

11.          Background of the Offer; Past Contacts or Negotiations with Summa

Background of the Offer

From time to time since 2001, Harry Cardillo, the president of Habasit’s primary U.S. operating subsidiary, contacted James R. Swartwout, Summa’s Chairman, President, Chief Executive Officer and Chief Financial Officer, at least annually to inquire whether Summa would be interested in selling its Material Handling Components segment to Habasit. Prior to December 2004, Mr. Swartwout consistently responded that Summa was not interested in such a transaction.

In December 2004, Mr. Swartwout contacted Habasit to solicit a bid for Summa’s Material Handling Components segment. On December 21, 2004, as part of this process, Summa entered into a confidentiality agreement with a U.S. subsidiary of Habasit, which contained customary standstill provisions. Summa and Habasit did not seriously enter into discussions at that time.

In April, 2006, Mr. Cardillo again telephoned Mr. Swartwout to discuss a possible sale of Summa’s Material Handling Components segment to Habasit. During that conversation, Mr. Swartwout expressed to Mr. Cardillo that while Summa was not at that time interested in divesting its Material Handling Components segment, Summa might be receptive to an offer from Habasit to purchase the entire company.

Mr. Cardillo telephoned Mr. Swartwout in early May, 2006 and invited Mr. Swartwout to meet with him and Giovanni Volpi, the Chief Executive Officer of Habasit, in person to discuss a potential sale of Summa to Habasit. Mr. Swartwout accepted his invitation, and the individuals met near Atlanta, Georgia on May 11, 2006 to discuss possible transactions. On May 12, 2006, Mr. Swartwout sent an email to Mr. Volpi in an effort to clarify certain points discussed at their May 11, 2006 meeting. On May 24, 2006, Mr. Cardillo telephoned Mr. Swartwout to express that Habasit was interested in pursuing an acquisition of Summa, that Habasit was considering retaining financial advisors and legal counsel and that Summa could expect an indication of interest from Habasit within a few weeks.

On June 15, 2006, Habasit's board of directors met to discuss the potential acquisition of Summa. At this meeting, Habasit's board of directors approved entering into negotiations with Summa regarding the potential acquisition and authorized Mr. Volpi to retain legal counsel and other outside advisors.

On June 17, 2006, Mr. Cardillo called Mr. Swartwout and again invited Mr. Swartwout to meet with him and Mr. Volpi in person to further discuss a potential acquisition of Summa by Habasit. Mr. Swartwout accepted Mr. Cardillo’s invitation, and on June 27, 2006, met with Mr. Volpi in Milan, Italy to discuss possible structures and ranges of consideration for an acquisition of Summa by Habasit. At the June 27, 2006 meeting, Mr. Volpi tentatively indicated that Habasit was considering an offer of $15.44 per share for Summa, but that such offer was fully contingent on Habasit completing a full due diligence investigation of Summa and on a more complete understanding of the effect of Summa’s outstanding stock options upon the total consideration.

On June 28, 2006, Mr. Swartwout sent Mr. Giovanni an email which included an analysis of Summa’s outstanding stock options and their effect on the total consideration to be paid by Habasit for Summa.

On July 6, 2006, Habasit’s legal advisors, Paul, Hastings, Janofsky & Walker LLP, sent Summa a draft non-binding letter of intent proposing an acquisition of Summa at a price per share of $15.00 in cash. On July 7, 2006, legal advisors to Summa and Habasit discussed the terms of this non-binding letter of intent, and on July 10, 2006 and again on July 12, 2006, legal advisors to Summa and Habasit had further negotiations with respect to its terms.

On July 12, 2006, Habasit sent Summa a revised non-binding letter of intent at the same $15.00 in cash per share price, structured as a tender offer for all of Summa’s outstanding shares followed by a merger of a wholly-owned subsidiary of Habasit with and into Summa, and providing that Habasit would have the exclusive right to conduct a due diligence investigation of Summa and negotiate a possible sale of Summa for 30 days from its date. Summa and Habasit entered in the non-binding letter of intent on July 14, 2006 with a date as of July 17, 2006.

On July 17, 2006, Habasit commenced its due diligence review of Summa, and over the next six weeks continued to conduct extensive due diligence concerning Summa. During this time, the representatives and legal advisors of Habasit also held telephone conversations concerning transaction structuring and timing and diligence matters with Summa and with Sheppard, Mullin, Richter & Hampton LLP, Summa's legal advisors.

On July 31, 2006, Habasit’s legal advisors delivered a draft agreement and plan of merger to Summa’s legal advisors. Summa’s legal advisors provided comments on the draft agreement to Habasit’s legal advisors on August 4, 2006. Over the next four weeks, the representatives and legal advisors of Summa and Habasit conducted a number of telephone conferences and exchanged drafts of proposed merger agreements and a proposed stockholder tender agreement in an effort to negotiate the terms of the proposed sale, including the terms of Habasit’s offer to purchase Summa’s shares and the merger.

On August 10, 2006, legal advisors to Summa and Habasit conferred regarding the impact of U.S. and non-U.S. antitrust laws on the proposed structure of the sale, and on August 17, 2006, representatives and legal advisors of Summa and legal advisors to Habasit conferred to negotiate certain terms of the draft merger agreement.

On August 16, 2006, Habasit's board of directors voted unanimously to approve the acquisition of Summa, the formation of the Purchaser, and the funding of the transactions, and authorized Mr. Volpi to negotiate and execute the Merger Agreement on financial terms consistent with the non-binding letter of intent.

Also on August 16, 2006, the exclusivity provisions of the non-binding letter of intent lapsed. Habasit and Summa continued to discuss a possible sale, and on August 17, 2006, representatives and legal advisors of Summa and legal advisors of Habasit continued to negotiate certain terms of the draft merger agreement.

Representatives and legal advisors of Summa and Habasit continued to hold telephone conferences and engage in the negotiation of the draft merger agreement.

On the evening of August 31, 2006, Habasit, Purchaser and Summa executed the definitive Merger Agreement, and Habasit and Mr. Swartwout executed the Stockholder Tender Agreement. On the morning of September 1, 2006, Summa and Habasit publicly announced the transaction through the issuance of a joint press release and the filing with the SEC of the press release, Merger Agreement and Stockholder Tender Agreement.

On September 6, 2006, Purchaser entered into the new employment agreement with Mr. Swartwout and an amended and restated employment agreement with Mr. Thoresen, which employment agreements will become effective only upon the closing of the Merger.

On September 8, 2006, Habasit and Purchaser commenced the Offer and filed a Schedule TO with the SEC. In addition, on September 8, 2006, Summa filed this Schedule 14D-9 with the SEC relating to the Offer.

12.   The Merger Agreement; Other Arrangements

Merger Agreement

The following is a summary of certain provisions of the Merger Agreement, a copy of which is filed as exhibit (d)(1) to the Schedule TO. The summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference herein. Capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Merger Agreement.

The Offer.   The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in any event within five business days after the date of the Merger Agreement. The obligation of Purchaser to accept for payment, and pay for, Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in Section 15 of this Offer to Purchase entitled “Certain Conditions of the Offer.” The Purchaser has agreed that, without Summa’s prior consent, no change in the Offer may be made which (1) reduces the number of Shares subject to the Offer, (2) reduces the Offer Price, (3) changes the form of consideration payable in the Offer, (4) changes the Minimum Condition, (5) modifies or adds conditions to the Offer in any manner adverse to the holders of Shares (other than to waive any such condition to the extent permitted by the Merger Agreement), (6) extends the Offer in any manner other than as set forth in the Merger Agreement or (7) amends any other term of the Offer in a manner adverse to the holders of the Shares.

Subject to the terms of the Merger Agreement, we are required to extend the Offer beyond the scheduled Expiration Date (1) for a period of 10 business days if, as of the scheduled Expiration Date, any of the conditions to our obligation to accept for payment and to pay for the Shares are not satisfied or, to the extent permitted by the Merger Agreement, waived; provided that we shall not be required to extend the Offer beyond November 13, 2006 (the “Outside Date”), and/or (2) for any period required by any rule, regulation, interpretation or provision of the SEC or the staff thereof applicable to the Offer, provided that we shall not be required to extend the Offer beyond the Outside Date.

Subject to the terms of the Merger Agreement, we may, without Summa’s consent, extend the Offer beyond the scheduled Expiration Date for one or more additional periods of 10 business days each if, as of any then scheduled expiration time for the Offer, any of the conditions to our obligation to accept for payment and to pay for the Shares are not satisfied or, to the extent permitted by the Merger Agreement, waived; provided that no such extension or extensions shall extend the Offer beyond the Outside Date.

In addition, we may provide for a “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act.

Directors.   The Merger Agreement provides that promptly upon the purchase of and payment for any Shares by Habasit or Purchaser pursuant to the Offer (provided that the Minimum Condition is satisfied), Habasit shall be entitled to designate such number of directors, rounded to the nearest whole number, on the Board as is equal to the product of the total number of directors an the Board (giving effect to the directors designated by Habasit pursuant to this sentence) multiplied by the percentage that the number of Shares so accepted for payment bears to the total number of Shares then outstanding. Summa shall, upon Habasit’s request, promptly increase the size of the Board or use its reasonable efforts to secure the resignations of such number of its incumbent directors, or both, as is necessary to enable Habasit’s designees to be so elected to the Board. At such time, Summa shall also, upon Habasit’s request, cause persons designated by Habasit (provided that any designees to the Audit Committee comply with the Audit Committee Requirements (as defined below)) to constitute at least the same percentage (rounded up to the next whole number) as is on Summa’s Board of each committee of the Board. Summa is required to promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

The Merger Agreement also provides that, in the event that Habasit’s designees are elected to the Board, until the Effective Time (as defined in the Merger Agreement), the Board shall have at least two directors who are directors on the date of the Merger Agreement and who are not officers of Summa (the “Original Directors”), and at least two Original Directors shall serve on the Audit Committee of the Board such that the Audit Committee complies with all applicable requirements of the SEC and the Nasdaq Stock Market (collectively, the “Audit Committee Requirements”); provided that, in such event, if the number of Original Directors is reduced below two for any reason whatsoever, the remaining Original Director shall be entitled to designate a person who satisfies the Audit Committee Requirements to fill such vacancy who shall be deemed to be an Original Director for purposes of the Merger Agreement or, if no Original Director then remains, the other directors shall designate two persons (who shall not be officers or affiliates of Summa) who shall not be stockholders, affiliates or associates of Habasit or Purchaser to fill such vacancy, and such persons shall be deemed to be Original Directors for purposes of the Merger Agreement. If Habasit’s designees are elected to the Board before the Effective Time, the affirmative vote of a majority of the Original Directors, or if there are only one or two Original Directors, all of the Original Directors, shall be required for Summa to (1) amend or terminate the Merger Agreement or agree to any amendment or termination of the Merger Agreement, (2) exercise or waive any of Summa’s rights, benefits or remedies under the Merger Agreement, (3) extend or waive the time of performance of any obligations of Habasit or the Purchaser under the Merger Agreement or (4) take any other action by the Board under or in connection with the Merger Agreement.

The Merger.   The Merger Agreement provides that at the Effective Time (1) Purchaser shall be merged with and into Summa and the separate corporate existence of Purchaser shall thereupon cease, and (2) Summa shall be the successor or surviving corporation (the “Surviving Corporation”), wholly-owned by Habasit.

Each Share outstanding immediately prior to the Effective Time (other than Shares owned by Habasit or the Purchaser or held by Summa as treasury stock or owned by Summa or any of its subsidiaries, all of which will be cancelled, retired and cease to exist, and other than Shares that are held by stockholders, if any, who properly exercise their appraisal rights under the DGCL) will be converted into the right to receive an amount equal to the Offer Price paid in the Offer, without interest.

Holders of Shares who properly perfect their appraisal rights under the DGCL will be entitled to the amounts determined pursuant to the appropriate proceedings required under the DGCL.

Stock Options.   As soon as practicable following the date of the Merger Agreement, the Company shall take all action necessary, and the Company’s Board of Directors (or, if appropriate, any committee thereof administering the Company Option Plans) shall adopt such resolutions or take such other actions (if any) as may be required, such that each option, warrant or other right to purchase or otherwise acquire Shares granted under the Company’s Amended and Restated 2005 Equity Incentive Plan (the “2005 Option Plan” and the options, warrants or other rights to purchase or otherwise acquire shares granted thereunder being the “2005 Options”) which is outstanding and unexercised immediately prior to the Acceptance Date, whether vested or unvested, shall be cancelled immediately following the Acceptance Date, without any action on the part of the holder of such Option, with the holder thereof becoming entitled to receive a payment in cash from the Company in an amount equal to the product of (i) the excess, if any, of the Offer Price over the exercise price per share of Company Common Stock subject to such 2005 Option, multiplied by (ii) the number of shares of Company Common Stock subject to such 2005 Option (the “2005 Option Cash Payment”), such that, after the Acceptance Date, all 2005 Options shall no longer be outstanding and shall have ceased to exist, and each holder of a 2005 Option shall cease to have any rights with respect thereto, except the right to receive the 2005 Option Cash Payment; and

The Company, Habasit and the Purchaser intend to take, and following the Acceptance Date shall use their commercially reasonable efforts to cause to occur, in compliance with applicable legal requirements, such actions as are necessary such that each option, warrant or other right to purchase or otherwise acquire shares granted under any Company Option Plan other than the 2005 Option Plan (the “Non-2005 Options”) which is outstanding and unexercised immediately prior to the Acceptance Date, whether vested or unvested, shall, following the Acceptance Date and the execution and delivery to the Company of a consent and release by the holder of such Non-2005 Option (which consent and release shall be in a form reasonably acceptable to the Company, Habasit and the Purchaser), (i) be cancelled, with the holder thereof becoming entitled to receive a payment in cash from the Company in an amount equal to the product of (A) the excess, if any, of the Offer Price over the exercise price per share of Company Common Stock subject to such Non-2005 Option, multiplied by (B) the number of shares of Company Common Stock subject to such Non-2005 Option (the “Non-2005 Option Cash Payment”), and (ii) no longer be outstanding and shall have ceased to exist, with the holder of such Non-2005 Option ceasing to have any rights with respect thereto, except the right to receive the Non-2005 Option Cash Payment; provided, further, that promptly following the Acceptance Date, and prior to the Effective Time, the Board of Directors (or, if appropriate, any committee thereunder administering the Option Plans) shall adopt such resolutions as may be within their power, and shall use their commercially reasonable efforts to cause to occur such other actions (if any) as may be required and are within their power to effectuate the proposed transactions with respect to the Non-2005 Options.

Certificate of Incorporation and Bylaws; Directors and Officers.   The Merger Agreement provides that, at the Effective Time, the certificate of incorporation and bylaws of Purchaser will become the certificate of incorporation and bylaws of the Surviving Corporation. The directors of Purchaser shall be the initial directors of the Surviving Corporation and persons designated in writing by Habasit prior to the Effective Time shall be the initial officers of the Surviving Corporation.

Stockholders’ Meeting.   If required by applicable law, Summa will call, give notice of, convene and hold a meeting of its stockholders as soon as practicable following the expiration of the Offer for the purpose of voting upon the approval of the Merger Agreement. At any such meeting, all Shares then owned by Habasit or the Purchaser or any other subsidiary of Habasit will be voted in favor of approval of the Merger Agreement. If the Purchaser acquires through the Offer Shares representing, together with all Shares owned by Habasit or the Purchaser, at least a majority in voting power of the outstanding Shares (which would be the case if the Minimum Condition were satisfied and the Purchaser were to accept for payment Shares pursuant to the Offer), the Purchaser will have sufficient voting power to effect the Merger without the affirmative vote of any other Summa stockholder.

The DGCL also provides for a “short-form” merger procedure if a corporation owns at least 90% of the outstanding shares of each class of voting stock of another corporation. A “short-form” merger may be consummated by the 90% stockholder without prior notice to, or the approval of, the other stockholders. Accordingly, if, as a result of the Offer, the Purchaser or any other subsidiary of Habasit acquires or controls the voting power of at least 90% of the outstanding Shares, the Purchaser intends to effect the Merger without prior notice to, or any action by, any other Summa stockholder.

Representations and Warranties.   The Merger Agreement contains representations and warranties made by Summa to Habasit and the Purchaser and representations and warranties made by Habasit and the Purchaser to Summa. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information.

Pursuant to the Merger Agreement, Summa has made customary representations and warranties to Habasit and the Purchaser, including representations relating to:

•       corporate organization and qualification

•       subsidiaries

•       authority relative to the Merger Agreement

•       capitalization

•       SEC filings; financial statements; Sarbanes-Oxley matters

•       absence of certain changes or events since May 31, 2006 (including the absence of a Material Adverse Effect)

•       intellectual property

•       material contracts

•       sale of products; performance of services

•       liability

•       compliance with legal requirements

•       governmental authorizations

•       taxes

•       employee benefit plans

•       environmental matters

•       real property

•       legal proceedings

•       vote required

•       non-contravention and consents

•       restrictions on business activities

•       certain practices

•       offer documents, and

•       takeover statutes.

Some of the representations and warranties in the Merger Agreement made by Summa are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” means an event, violation, breach, inaccuracy, circumstance or other matter that individually or in the aggregate with all other events, violations, breaches, inaccuracies, circumstances or other matters has or would be reasonably expected to have a material adverse effect on:

•       the business, financial condition, assets, liabilities or results of operations of Summa and its subsidiaries taken as a whole; or

•       Summa’s ability to consummate the Merger or perform any of its material obligations under the Merger Agreement.

provided, that the definition of “Material Adverse Effect’ excludes any effect resulting from:

•       changes in the economy, financial markets (including the securities markets), political or regulatory conditions generally, including, without limitation, as a result of terrorist activities not directly affecting Summa, engagement or escalation in hostilities involving the United States, or declaration of a national emergency or war by the United States (except in each such case for any changes which disproportionately affect the business, financial condition, assets, liabilities or results of operations of Summa, as compared to other industry participants);

•       changes generally applicable to the industries and markets in which Summa or Habasit and its affiliates are involved (except in each such case for any changes which disproportionately affect the business, financial condition, assets, liabilities or results of operations of Summa, as compared to other industry participants);

•       changes in any legal requirements applicable to Summa or to Habasit and its affiliates after the date hereof (except in each such case for any changes which disproportionately affect the business, financial condition, assets, liabilities or results of operations of Summa, as compared to other industry participants);

•       changes in generally accepted accounting principles (“GAAP”) after the date hereof (except in each such case for any changes which disproportionately affect the business, financial condition, assets, liabilities or results of operations of Summa, compared to other industry participants); or

•       the announcement of this Agreement or the announcement or consummation of the Offer or the Merger.

Pursuant to the Merger Agreement, Habasit and the Purchaser have made customary representations and warranties to Summa, including representations relating to:

•       corporate organization and qualification

•       authority relative to the Merger Agreement

•       governmental authorizations

•       consents; non-contravention

•       legal proceedings

•       no brokers

•       offer documents

•       financing of the Offer and the Merger, and

•       share ownership.

The representations and warranties contained in the Merger Agreement or in any schedule, instrument or other document delivered in connection with the Merger Agreement shall not survive beyond the Effective Time. This limitation shall not apply to any covenant or agreement which by its terms contemplates performance after the Effective Time.

Conduct of Business of Summa.   The Merger Agreement provides that, except as expressly permitted therein, from the date of the Merger Agreement to the Effective Time, the business and operations of Summa and its subsidiaries shall be conducted in the ordinary course and in accordance with past practices and Summa shall use its commercially reasonable efforts to (a) preserve intact its current business organization and material insurance policies, (b) keep available the services of its current officers and key employees and maintain its relations and goodwill with all material suppliers, customers, landlords, creditors, licensors, licensees, employees and other persons having significant business relationships with it, and (c) comply in all material respects with any laws applicable to it and its properties, assets and businesses and with the requirements of all of its material contracts. Without limiting the generality of the foregoing, between the date of the Merger Agreement and the Effective Time, except as contemplated by the Merger Agreement, disclosed in the Disclosure Schedules to the Merger Agreement, or as required by applicable law or the requirement of any material contract, Summa shall not (without Habasit’s prior written consent, which consent will not be unreasonably withheld or delayed), and shall not permit any of its subsidiaries to:

(1)   declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities, except the declaration and payment of quarterly dividends to holders of Shares, consistent with past practice, in an aggregate amount not to exceed $250,000;

(2)   sell, issue, grant or authorize the issuance or grant of (i) any capital stock or other security, (ii) any Stock Rights (as defined in the Merger Agreement), or (iii) any instrument convertible into or exchangeable for any capital stock or other security (except that Summa may issue its common stock upon the valid exercise of stock options outstanding as of the date of the Merger Agreement);

(3)   except as contemplated by the Merger Agreement, amend or waive any of its rights under, any provision of any of its stock option plans, any provision of any agreement evidencing any outstanding stock option or any restricted stock purchase agreement, or otherwise modify any of the terms of any outstanding option or any related oral or written contract;

(4)   amend or permit the adoption of any amendment to the certificate of incorporation, bylaws or other charter or organizational documents of Summa or any of its subsidiaries, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(5)   form any subsidiary or acquire any equity interest in any other entity;

(6)   other than capital expenditures contemplated by Summa’s capital expenditure budget as set forth in the Disclosure Schedules to the Merger Agreement, make any capital expenditure outside the ordinary course of business or in excess of $150,000; provided that the maximum amount of all capital expenditures made on behalf of Summa and its subsidiaries during the period between the date of the Merger Agreement and the Effective Date, other than as contemplated by such capital expenditure budget, shall not exceed $350,000 in the aggregate;

(7)   except in the ordinary course of business and consistent with past practice, enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any material contract, or amend or terminate, or waive or exercise any material right or remedy under, any material contract;

(8)   acquire, lease or license any material right or other material asset from any other person or sell or otherwise dispose of, or lease or license, any material right or other material asset to any other person (except in each case for assets acquired, leased, licensed or disposed of by Summa or any of its subsidiaries in the ordinary course of business), or waive or relinquish any material right;

(9)   lend money to any person, or except, in the ordinary course of business consistent with past practice (which shall include, without limitation, borrowings made in the ordinary course of business under Summa’s existing credit facilities within the borrowing capacity thereunder as of the date of the Merger Agreement), incur or guarantee any indebtedness;

(10) establish, adopt or amend any employee benefit plan or collective bargaining agreement, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or officers; provided that Summa and its subsidiaries may make regularly scheduled bonus payments and increase the amount of wages paid to employees in the ordinary course of business and consistent with past practices; and provided, further, that Summa (i) shall make payments of change of control bonuses to employees as provided in employment agreements in effect as of the date of the Merger Agreement and (ii) at the Board’s discretion, may pay bonuses to executive officers earned with respect to its fiscal year ended August 31, 2006 in an aggregate amount not to exceed $725,000 in cash, and further limited to amounts accrued therefor in Summa’s financial statements as of the end of its fiscal year ended August 31, 2006;

(11) except as contemplated by the Disclosure Schedules to the Merger Agreement, hire any new employee having an annual salary in excess of $100,000;

(12) change any of its methods of accounting or accounting practices in any respect except as required by GAAP or by Regulation S-X of the Exchange Act;

(13) make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended tax return, enter into any closing agreement, settle any tax related claim or assessment relating to Summa or any of its subsidiaries, surrender any right to claim a refund of taxes, consent to any extension or waiver of the limitation period applicable to any tax related claim or assessment relating to Summa or any of its subsidiaries, or take any other similar action relating to the filing of any tax return or the payment of any tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action could have the effect of increasing the tax liability of Summa or any of its subsidiaries for any period ending after the closing date of the Merger or decreasing any tax attribute of Summa or any of its subsidiaries existing on the closing date of the Merger;

(14) commence or settle any material legal proceeding, other than in each case legal proceedings in respect of the Merger Agreement, and other than settlements of legal proceedings being defended by any insurance carrier on behalf of Summa;

(15) enter into any material transaction or take any other material action in either case outside the ordinary course of business and inconsistent with past practices;

(16) except as permitted by the Merger Agreement, take or agree to take any action which is intended or is reasonably likely to result in the failure to satisfy the respective obligations of Summa, Habasit or the Purchaser to consummate the Merger;

(17) except as permitted by the Merger Agreement, take any action allowed under the certificate of incorporation, bylaws or other charter documents of Summa or any of its subsidiaries which is intended or is reasonably likely to have the effect of hindering or otherwise preventing the transactions contemplated by the Merger Agreement; or

(18) agree or commit to take any of the actions described in (1) through (17) above.

No Solicitation.   From the date of the Merger Agreement until the Effective Time, Summa shall not, and shall not permit any of its subsidiaries to, and shall not authorize or permit its and its subsidiaries’ officers, directors, employees, agents, attorney, accountants, advisors or representatives (collectively, the “Representatives”), to, directly or indirectly;

•       solicit, initiate, or encourage or induce the making, submission or announcement of any inquiries or the making of any proposal or offer for an Acquisition Transaction or take any action (other than informing persons of its no solicitation obligations under the Merger Agreement) that could reasonably be expected to lead to any such inquiries or the making of any such proposal or offer;

•       other than informing persons of the no solicitation provisions of the Merger Agreement, furnish any information regarding Summa or any of its subsidiaries to any person in connection with an Acquisition Transaction or in response to an Acquisition Proposal or an inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal, or engage in discussions or negotiations with respect to any Acquisition Transaction or, in connection with any Acquisition Proposal;

•       approve, endorse or recommend, or make or authorize any statement, recommendation or solicitation in support of, any Acquisition Transaction, or

•       enter into any letter of intent, definitive acquisition agreement, or other written or oral agreement having a primary purpose of effectuating, or which would effect any Acquisition Proposal (except for any confidentiality agreement permitted in accordance with the Merger Agreement).

Notwithstanding the foregoing, prior to the Effective Time, Summa shall be permitted to engage in discussions and negotiations with, or furnish nonpublic information to, any person in response to an Acquisition Proposal by such person if prior to taking any of the actions set forth above:

•       the Board concludes in good faith, after consultation with its outside legal counsel and its independent financial advisors, that any such Acquisition Proposal constitutes or is reasonably likely to constitute a Superior Proposal,

•       the Board concludes in good faith, after consultation with its outside legal counsel and its independent financial advisors, that failure to take such action would be inconsistent with its fiduciary duties to Summa’s stockholders under applicable law,

•       as promptly as practicable (and in no event later than 24 hours) prior to providing any non-public information to any such person, Summa gives Habasit written notice of the identity of such person, a reasonably detailed description of such Superior Offer and of Summa’s intention to participate in discussions or negotiations with, or furnish or disclose nonpublic information to, such person,

•       in each such case, Summa has received from the person being furnished or disclosed any nonpublic information, an executed confidentiality agreement on terms no less favorable to Summa than those contained in the Confidentiality Agreement between Habasit and Summa, dated December 21, 2004, and

•       contemporaneously with or as promptly as practicable after furnishing any nonpublic information to such person, Summa furnishes such information to Habasit (to the extent such information has not been previously delivered or made available by Summa to Habasit).

The Merger Agreement provides that Summa’s Board shall not:

•       withhold, withdraw, amend or modify, in a manner adverse to Habasit or the Purchaser, the Board’s recommendation of the Merger Agreement, the Offer or the Merger (“Change in Recommendation”) unless, prior to the consummation of the Offer, the Board determines in good faith, after consultation with its outside legal counsel, that failure to make such Change in Recommendation would be inconsistent with the Board’s fiduciary duties to Summa’s stockholders under applicable law; or

•       recommend, approve, enter into or accept a Superior Offer unless, prior to the consummation of the Offer, the Board concludes in good faith, after consultation with its outside legal counsel and its independent financial advisors, that such Acquisition Proposal constitutes or is reasonably likely to constitute or result in a Superior Offer and that taking such action would be required for the Board to comply with its fiduciary duties to Summa’s stockholders under applicable law; provided that Summa shall not have the right to terminate the Merger Agreement and any purported termination of the Merger Agreement shall be void and of no force or effect, unless prior to any such action or termination: (1) Summa has provided Habasit with written notice that it intends to terminate the Merger Agreement and take such action with respect to a Superior Offer, such notice to specify in reasonable detail the person making such Superior Offer and the material terms and conditions thereof and be delivered not less than two business days prior to the time the action is to be taken; and (2) during the two business day period following the delivery of the notice referred to in clause (1) above, Habasit shall have the right to propose adjustments in the terms and conditions of the Merger Agreement, and Summa and its advisors shall negotiate in good faith with Habasit regarding such adjustments in the terms and conditions of the Merger Agreement, and (3) following any such negotiations and adjustments pursuant to clause (2) above, the Board determines in good faith, after consultation with its outside legal counsel and its independent financial advisors, that not terminating the Merger Agreement to accept such Superior Offer and/or not recommending such Superior Offer to Summa’s stockholders would be inconsistent with the Board’s fiduciary duties to Summa’s stockholders under applicable law. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of the Merger Agreement. Any action of Summa or the Board taken in accordance with all of the provisions of this section shall not be deemed a breach of the Merger Agreement.

Summa shall promptly (and in any event within two business days) after receipt by any officer or director of Summa, any employee of Summa’s independent financial advisors, or outside legal counsel, advise Habasit in writing of any inquiry or proposal or offer related to an Acquisition Transaction or any request for nonpublic information relating to Summa or any of its subsidiaries from a person that could reasonably be expected to make a proposal for an Acquisition Transaction (including the identity of the person making or submitting such inquiry, proposal, offer or request, and a brief description of the terms of any related Acquisition Transaction) that is made or submitted by any person between signing the Merger Agreement and the Effective Date. Summa shall promptly notify Habasit in writing of any material modification to any such inquiry, proposal or offer or request related to an Acquisition Transaction.

Nothing contained in the Merger Agreement shall prohibit Summa or the Board from complying with Rules 14d-9 and 14e-2 under the Exchange Act, including, without limitation, by preventing the Board from complying with Rule 14e-2 under the Exchange Act with respect to any Acquisition Transaction or making any disclosure required by the fiduciary duties of the Board to Summa’s stockholders or otherwise by applicable law.

“Acquisition Proposal” means any bona fide unsolicited, written proposal (which is not withdrawn) contemplating or otherwise relating to any Acquisition Transaction.

“Acquisition Transaction” shall mean any transaction or series of transactions (other than the transactions contemplated by the Merger Agreement) involving:

(a)    any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization tender offer, exchange offer or other similar transaction in which (1) Summa or any of its subsidiaries is a constituent corporation and pursuant to which stockholders of Summa or any of its subsidiaries immediately preceding such transaction hold less than 91% of the equity interests in the surviving or resulting entity of such transaction, (2) a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing 9% or more of the total outstanding voting securities of Summa or any of its subsidiaries;

(b)   any direct or indirect sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or of assets or rights that constitute or account for 9% or more of the consolidated assets of Summa and its subsidiaries (measured by the lesser of book or fair market value thereof in each case as of the date of the Merger Agreement); or

(c)    any liquidation or dissolution of Summa.

“Superior Offer” shall mean an Acquisition Proposal (for this purpose, substituting 50% for each occurrence of 9% in the definition of Acquisition Transaction incorporated in the definition thereof) which the Board determines, in good faith and after consultation with its independent financial advisors, if any, and legal counsel, is reasonably likely to be consummated (taking into account relevant legal, financial, regulatory and other aspects of the proposal) and would if consummated be more favorable to the holders of Summa’s common stock (in their capacity as such) from a financial point of view, than the Offer and the Merger; provided, that any such offer shall not be deemed to be a Superior Offer if (1) any financing required to consummate the transaction is not committed, or (2) such transaction involves less than a majority of the outstanding voting securities of Summa or less than all of the assets and liabilities of Summa (other than de minimum amounts).

Commercially Reasonable Efforts, Cooperation.   Each of the parties has agreed to use commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by the Merger Agreement, including, but not limited to, (1) making all filings (if any) and giving all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by the Merger Agreement, (2) obtaining consents from any person (if any) required to be obtained (pursuant to any applicable law, contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by the Merger Agreement, and (3) lift any restraint, injunction or other legal bar to the Merger. Summa agreed to promptly deliver to Habasit a copy of each such filing made, each such notice given and each such consent obtained.

Notwithstanding the above, neither Habasit nor Summa are obligated to: (1) dispose of or transfer or cause any of its subsidiaries to dispose of or transfer any assets, or to commit to cause Summa or any of its subsidiaries to dispose of any assets, (2) discontinue or cause any of its subsidiaries to discontinue offering any product or service, or to commit to cause Summa or any of its subsidiaries to discontinue offering any product or service, (3) license or otherwise make available, or cause any of its subsidiaries to license or otherwise make available, to any person, any technology, software or other intellectual property, or to commit to cause Summa or any of its subsidiaries to license or otherwise make available to any person any technology, software or other intellectual property, (4) hold separate or cause any of its subsidiaries to hold separate any assets or operations (either before or after the date on which the Merger occurs) or to commit to cause Summa or any of its subsidiaries to hold separate any assets or operations, (5) make or cause any of its subsidiaries to make any commitment (to any governmental body or otherwise) regarding its future operations or the future operations of Summa or any of its subsidiaries, or (6) contest any legal proceeding relating to the Merger if it determines in good faith that contesting such legal proceeding might not be advisable.

Indemnification of Directors and Officers.   The Merger Agreement provides that all rights to indemnification and all limitations of liability existing on the date of the Merger Agreement in favor of the directors or officers of Summa and its subsidiaries as provided in their respective certificates of incorporation or bylaws, will survive the Merger and continue in full force and effect in accordance with their terms for a period of six years from the Effective Time unless otherwise required by law. In addition, Habasit shall cause the Surviving Corporation to indemnify the directors or officers of Summa and its subsidiaries to the same extent such persons are indemnified on the date of the Merger Agreement against all claims based on or arising out of the fact that such person is or was a director or officer of Summa or any of its subsidiaries, in each case to the extent that such claims pertains to any matter or fact arising, existing or occurring before or at the Effective Time (including to the extent any such claim is based on or arises out of the Merger Agreement or transactions contemplated thereby).

In addition, Habasit shall cause the Surviving Corporation to maintain for a period of six years from the Effective Time Summa’s current officers’ and directors’ liability insurance policy (the “D&O Insurance”), provided that Habasit may substitute the current policy for a policy or policies providing at least the same coverage containing terms and conditions which are in the aggregate not less advantageous to the insured parties than the current policy. The obligations of Habasit and the Surviving Corporation with respect to D&O Insurance shall be satisfied if Summa, prior to the Effective Time and only with Habasit’s prior written consent, or the Surviving Corporation after the Effective Time purchases a six-year, prepaid “tail” policy on terms and conditions (including without limitation coverage amounts) that are at least as favorable in the aggregate as the terms and conditions as Summa’s current D&O Insurance. Habasit has guaranteed the payment and performance by the Surviving Corporation of the foregoing indemnification and other obligations.

Notification of Certain Matters.   Summa has agreed to give prompt notice to Habasit, and Habasit shall give prompt notice to Summa, of (1) any event, condition, fact or circumstance that occurs, arises or exists after the date of the Merger Agreement that would or is reasonably likely to cause a material inaccuracy in any representation and warranty contained in the Merger and (2) any material breach of any covenant, obligation of other agreement that could make the timely satisfaction of any obligation to consummate the Merger impossible or unlikely, or that has had or could reasonably be expected to have a Material Adverse Effect.

Conditions to Each Party’s Obligations to Effect the Merger.   The respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)    The Purchaser shall have purchased all Shares validly tendered pursuant to the Offer;

(b)   If required for the Merger pursuant to applicable law, the Merger shall have been duly approved by the stockholders of Summa in accordance with applicable law and the certificate of incorporation of Summa;

(c)    No order, injunction or other decree or ruling of any governmental body of competent jurisdiction shall be in effect which has the effect of making the Merger illegal or otherwise restraining or prohibiting the consummation of the Merger; and

(d)   any requisite waiting period applicable to consummation of the Merger under the HSR Act or any non-U.S. antitrust laws shall have expired or been terminated and all approvals required under any non-U.S. antitrust laws before consummation of the Merger shall have been obtained.

Termination by Mutual Consent.   The Merger Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Effective Time, by the mutual written consent of Habasit and Summa, notwithstanding any approval of the Merger Agreement by Summa’s stockholders.

Termination by Either Habasit or Summa.   The Merger Agreement may be terminated, and the Offer and the Merger may be abandoned, by Habasit or Summa at any time prior to the Effective Time, notwithstanding any approval of the Merger Agreement by Summa’s stockholders, if:

(a)    (1) the Offer expires or is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder, or (2) Purchaser shall not have accepted for payment, purchased and paid for all Shares tendered pursuant to the Offer within 5 business days of the Outside Date; provided, that such right to terminate the Merger Agreement shall not be available to any party whose failure to fulfill any obligation, or breach, under the Merger Agreement caused any Offer Condition not to be satisfied, the Offer expiring or having been terminated or withdrawn without any Shares being purchased or the failure of Shares to have been purchased by the Purchaser within 5 business days after the Outside Date; or

(b)   any governmental body of competent jurisdiction shall have issued an order, injunction or other decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, purchase of or payment for the Shares pursuant to the Offer or prohibiting the Merger and such order, injunction or other decree or ruling or other action shall have become final and nonappealable; provided, that the party seeking to so terminate the Merger Agreement shall have used its reasonable best efforts to resist and remove such legal requirement, order, decree, ruling or injunction.

Termination by Habasit.   The Merger Agreement may be terminated, and the Offer and Merger may be abandoned, by Habasit, if:

(a)    Summa shall have breached any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach would give rise to the failure of an Offer Condition and which breach has not been or is incapable of being cured by Summa prior to the date that is 5 business days after the Outside Date without giving rise to a Material Adverse Effect;

(b)   Any of the following shall have occurred (each a “Company Triggering Event”):  (1) any Change in Recommendation, (2) the Company shall have failed to include the Recommendations in the Schedule 14D-9, (3) the Board of Directors of the Company shall have approved, endorsed, recommended or affirmatively taken a neutral position with respect to any Acquisition Proposal or shall have resolved or publicly announced an intention to do so, (4) the Company shall have entered into any Alternate Agreement (other than a confidentiality agreement consistent with the terms of the Merger Agreement), (5) a tender or exchange offer (other than the Offer) relating to securities of the Company shall have been commenced and the Company shall have recommended such tender or exchange offer or shall not have sent to its stockholders, within eight Business Days after the commencement of such tender or exchange offer, a statement disclosing that the Company recommends rejection of such tender or exchange offer it being understood that taking no position or indicating its inability to take a position does not constitute recommending a rejection of such tender or exchange offer, (6) an Acquisition Proposal is publicly announced, disclosed or commenced or submitted, made or publicly communicated to the Company’s Board of Directors, and the Company (A) fails to issue a press release announcing its opposition to such Acquisition Proposal within eight Business Days after such Acquisition Proposal is announced, and (B) either actively facilitates such Acquisition Proposal (it being understood that evaluating such Acquisition Proposal or taking any other action not prohibited to the Company by the terms of the Merger Agreement shall not constitute actively facilitating such Acquisition Proposal) or after such eight Business Day period otherwise fails to actively oppose such Acquisition Proposal, or (7) any of the Company or the Company Representatives shall have breached or taken any action materially inconsistent with any of the terms of the Merger Agreement.

Termination by Summa.   The Merger Agreement may be terminated by Summa, and the Offer and the Merger may be abandoned, at any time prior to the time that Purchaser has purchased Shares pursuant to the Offer if:

(a)    Habasit or Purchaser shall have failed to commence the Offer in accordance with the Merger Agreement or makes any changes to the Offer in contravention of the provisions of the Merger Agreement, provided that Summa may not so terminate the Merger Agreement if such failure to have commenced the Offer was caused by (1) Summa’s failure to perform any of its obligations under the Merger Agreement or (2) facts or circumstances that constitute a breach of any representation or warrant of Summa under the Merger Agreement.

(b)   Habasit or Purchaser shall have breached in any material respect any of its covenants, obligations or other agreements under the Merger Agreement, or if the representations and warranties of Habasit and Purchaser contained in the Merger Agreement shall not be true and correct, except for such breaches or failures to be true and correct that would not, individually or in the aggregate, adversely affect Habasit’s or Purchaser’s ability to consummate the Offer or the Merger; or

(c)    The Board authorized Summa, subject to compliance with the no solicitation provisions of the Merger Agreement, to enter into a definitive agreement in connection with a Superior Offer, so long as Summa prior to or concurrently with such termination pays to Habasit a termination fee of $1,500,000 (the “Termination Fee”).

Effect of Termination; Termination Fee.   In the event of termination of the Merger Agreement, prior to the date on which the Offer is consummated, by either Habasit or Summa, the Merger Agreement shall forthwith become void, and there shall be no liability or further obligation on the part of the Summa, Habasit or Purchaser, or their respective officers or directors, except as set forth in the Merger Agreement, provided that the foregoing shall not relieve any party from liability for any willful or material breach of any covenant or agreement of such party contained in the Merger Agreement. If (1) the Merger Agreement is terminated pursuant to subsection (a) under the section above entitled Termination by Either Habasit or Summa, an Acquisition Proposal (for the purposes of this provision, the references to “9%” and “91%” in the definition of “Acquisition Transaction” shall be replaced with “50%”) shall have been proposed to Summa or any of its affiliates or Representatives and shall have been announced publicly or (2) any person shall have publicly announced an intention (whether or not conditional) to make a Acquisition Proposal, and (3) in each case of clause (1) or (2), within 12 months after any such termination Summa enters into a definitive agreement with respect to or consummates an Acquisition Transaction, Summa shall promptly, but in no event later than two days after the date of entering into (or, if earlier, consummating) such transaction, the Company shall pay to Habasit the Termination Fee. In addition, if the Merger Agreement is terminated pursuant to subsection (b) of the section above entitled Termination by Habasit, Summa shall promptly pay to Habasit the Termination Fee.

Modification or Amendment.   The Merger Agreement may be amended with the approval of the respective Boards of Directors of Summa and Habasit at any time (whether before or after adoption of the Merger Agreement by Summa’s stockholders); provided that after any such adoption of the Merger Agreement by Summa’s stockholders, no amendment shall be made which by applicable law requires further approval of Summa’s stockholders without the further approval of such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Stockholder Tender Agreement

The following is a summary of certain provisions of the Stockholder Tender Agreement, a copy of which is filed as exhibit (d)(2) to the Schedule TO. The summary is qualified in its entirety by reference to the Stockholder Tender Agreement, which is incorporated by reference herein.

In connection with the Merger Agreement, Mr. James R. Swartwout and Habasit entered into a Stockholder Tender Agreement. Mr. Swartwout is the Chairman, President, Chief Executive Officer and Chief Financial Officer, and a director, of Summa, but entered into the Stockholder Tender Agreement with Habasit solely in his capacity as a stockholder of Summa. Pursuant to the terms of the Stockholder Tender Agreement, Mr. Swartwout agreed to tender in the Offer all Shares owned by him and vote his Shares against (1) any action that would result in a breach of the Merger Agreement, (2) any action that would cause the Offer Conditions not to be satisfied, (3) any Acquisition Proposal, (4) any change in the majority of the Board, except as provided in the Merger Agreement, and (5) any other action which is intended, or would be reasonably expected, to adversely affect the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement. As of August 31, 2006, Mr. Swartwout was the beneficial owner of 127,888 Shares which he is obligated to tender and vote. These Shares represent approximately 3.3% of the Shares outstanding as of August 31, 2006. Mr. Swartwout is also the beneficial owner of 275,000 Shares issuable upon the exercise of options he holds, which would become subject to the Stockholder Tender Agreement if Mr. Swartwout were to exercise such options.

Employment Agreements

The Purchaser entered into a new employment agreement with Mr. Swartwout, and an amended and restated employment agreement with Trygve M. Thoresen, Summa’s Vice President of Business Development, Secretary and General Counsel. Each of these employment agreements becomes effective, if at all, only upon the consummation of the Merger. Each employment agreement has an initial term, subject to earlier termination, and thereafter will continue in effect unless terminated in accordance with the employment agreement. Each employment agreement also has customary confidentiality, indemnification and non-compete provisions.

The employment agreement with Mr. Swartwout will supersede, at the effective time of the Merger, his amended and restated employment agreement with Summa dated June 1, 2001. The agreement sets forth the terms of his employment with Summa as its president, chief executive officer and chief financial officer and provides for, among other matters: (1) an initial term of three years and successive renewal terms of one year, (2) a base salary of $385,000 per annum, (3) performance-based cash bonuses of up to $195,000 per annum based on the achievement of specific goals set forth in the agreement and (4) discretionary special bonuses awarded by Summa’s board of directors in consideration of corporate development and other extraordinary objectives. Under the employment agreement, Summa may terminate the employment agreement for cause (as that term is defined in the employment agreement) at any time or without cause effective on or after the expiration of the initial term with not less than one year’s notice. In the event that Mr. Swartwout’s employment is terminated by Summa without cause, or is terminated by Mr. Swartwout for good reason (as that term is defined in his employment agreement) during the initial term for reasons other than death, total disability (as that term is defined in his employment agreement) or cause, Mr. Swartwout will be entitled to a severance payment equal to his then-current base salary for the remainder of the initial term or, if greater, one year.

The employment agreement with Mr. Thoresen will amend and restate, at the effective time of the Merger, his amended and restated employment agreement with Summa dated June 1, 2001. The agreement sets forth the terms of his employment with the Purchaser as its vice president of business development, general counsel and secretary and provides for, among other matters: (1) an initial term of two years and successive renewal terms of one year, (2) a base salary of $275,000 per annum, and (3) performance-based cash bonuses of up to 40% of base salary per annum based on the achievement of specific goals in accordance with the terms of a bonus plan or arrangement adopted and administered by the board of directors for Purchaser’s senior executives. Under the employment agreement, the Purchaser may terminate the employment agreement for cause (as that term is defined in the employment agreement) at any time or without cause effective prior to the expiration of the initial term with not less than twelve months notice, or without cause effective on the expiration of the initial term with not less than thirty days notice. However, if the Purchaser terminates Mr. Thoresen’s employment without cause, or Mr. Thoresen terminates his employment agreement for good reason (as that term is defined in his employment agreement), Mr. Thoresen will be entitled to a severance payment equal to his then current base salary for the reminder of the initial term or renewal term, as applicable.

Copies of the employment agreements of Messrs. Swartwout and Thoresen are attached hereto as Exhibits (d)(4) and (d)(5), respectively, and each of them is incorporated herein by reference. The foregoing description of the employment agreements is qualified in its entirety by reference to the full text of the respective employment agreements.

Confidentiality Agreement.

In connection with Habasit’s prior consideration of the purchase of a Summa subsidiary on a stand-alone basis, which transaction did not materialize, a Confidentiality Agreement, dated December 21, 2004 (the “Confidentiality Agreement”), was entered into between Summa and a subsidiary of Habasit. The Confidentiality Agreement was not terminated and existed throughout the time period of Habasit’s due diligence investigations of Summa. The Confidentiality Agreement contains customary provisions pursuant to which Habasit has agreed to keep confidential all non-public, confidential information relating to Summa disclosed to it by Summa and certain other covenants made by Habasit to Summa, including standstill provisions. This summary is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference.

13.          Purpose of the Offer and the Merger; Plans for Summa; Other Matters

Purpose of the Offer and the Merger

The purpose of the Offer, the Merger and the Merger Agreement is to acquire control of, and the entire equity interest in, Summa. The Offer is intended to increase the likelihood that the Merger will be effected and reduce the time required for Habasit to complete the acquisition of Summa. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. The transaction structure includes the Merger to ensure the acquisition of all outstanding Shares. If the Offer is successful, Purchaser intends to consummate the Merger as soon as practicable following the satisfaction or waiver of each of the conditions to the Merger set forth in the Merger Agreement. Upon consummation of the Merger, Summa will become a wholly-owned subsidiary of Habasit, and Habasit will be entitled to all of the benefits resulting from that ownership, including any increase or decrease in Summa’s value. As a result of the Stockholder Tender Agreement, Habasit and the Purchaser may be currently deemed to be the beneficial owners of the 127,888 Shares owned by Mr. Swartwout. These shares represent approximately 3.3% of Summa’s outstanding shares as of August 31, 2006.

Plans for Summa

Habasit is conducting a detailed review of Summa and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and will consider, subject to the terms of the Merger Agreement, what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. Habasit will continue to evaluate the business and operations of Summa during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Habasit intends to review such information as part of a comprehensive review of Summa’s business, operations, capitalization and management with a view to optimizing development of Summa’s potential in conjunction with Habasit’s existing businesses. Possible changes could include changes in Summa’s business, corporate structure, charter, bylaws, capitalization, board of directors, management or dividend policy.

Except as described in this Offer to Purchase, Habasit and the Purchaser have no present plans or proposals that would relate to or result in: (1) any extraordinary corporate transaction involving Summa or any of its subsidiaries, such as a merger, reorganization or liquidation involving Summa or its subsidiaries, (2) a purchase, sale or transfer of a material amount of assets of Summa or any of its subsidiaries, (3) any change in Summa’s Board or management, including, but not limited to, any plans or proposals to change the number or term of directors or to fill any existing vacancies on Summa’s Board or to change any material term of the employment contract of any executive officer, (4) any material change in Summa’s capitalization, indebtedness or dividend policy, (5) any other material change in Summa’s corporate structure or business, (6) a class of equity shares or securities of Summa being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system operated by a national securities association or (7) a class of equity securities of Summa becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. See Sections 7 and 12 of this Offer to Purchase entitled “Certain Effects of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations” and “The Merger Agreement; Other Arrangements,” respectively.

Other Matters

Stockholder Approval.   Under the DGCL and Summa’s Certificate of Incorporation, the approval of the Board, and, upon such Board approval, the affirmative vote of the holders of a majority of the outstanding Shares are required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Board has unanimously approved the Offer, the Merger and the Merger Agreement and the transactions contemplated thereby. Unless the Merger is consummated pursuant to the short form merger provisions under the DGCL described below (in which case no further corporate action by the stockholders of Summa will be required to complete the Merger), the only remaining required corporate action of Summa will be the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the Shares. Pursuant to the Merger Agreement, Summa has agreed to take all action necessary under the DGCL and its Certificate of Incorporation and Bylaws to convene a meeting of its stockholders promptly following consummation of the Offer to consider and vote on the Merger, if a stockholders’ vote is required. If the Purchaser owns a majority of the outstanding Shares, approval of the Merger can be obtained without the affirmative vote of any other stockholder of Summa.

Short Form Merger.   Under the DGCL, if the Purchaser acquires at least 90% of the outstanding Shares, the Purchaser will be able to approve the Merger without a vote of Summa’s stockholders. In such event, the Purchaser anticipates that it will take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition without a meeting of Summa’s stockholders. If the Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, a significantly longer period of time may be required to effect the Merger, because a vote or the consent of Summa’s stockholders would be required under the DGCL.

Appraisal Rights.   No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders of Summa at the time of the Merger will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such rights to dissent, if the statutory procedures are complied with, could lead to a judicial determination of the fair value of the Shares (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. In determining the fair value of the Shares, a Delaware court would be required to take into account all relevant factors. Any such judicial determination could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including, among other things, asset values and earning capacity of Summa. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger. Moreover, the Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer or the Merger.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the Shares of such holder will be converted into the Offer Price in accordance with the Merger Agreement. A holder of Shares may withdraw his or her demand for appraisal by delivery to the Purchaser of a written withdrawal of his or her demand for appraisal prior to the Merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by holders of Shares desiring to exercise any available appraisal rights. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL.

“Going Private” Transactions.   The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions. The Purchaser does not believe that Rule 13e-3 will be applicable to the Offer or the Merger. Rule 13e-3 would be inapplicable to the Offer and the Merger if (a) the Shares are deregistered under the Exchange Act prior to the Merger or other business combination or (b) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to the consummation of the transaction.

14.          Dividends and Distributions

As described above, the Merger Agreement provides that, prior to the purchase of Shares by Purchaser pursuant to the Offer, without Habasit’s prior written consent, Summa will not:

•       declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities, except the declaration and payment of quarterly dividends to holders of Shares, consistent with past practice, in an aggregate amount not to exceed $250,000;  or

•       sell, issue, grant or authorize the issuance or grant of (1) any capital stock or other security, (2) any subscription, option, call, warrant or right to acquire any capital stock or other security of Summa or any of its subsidiaries, or any rights agreement, stockholder rights plan or oral or written agreement under which Summa or any of its subsidiaries becomes or may become obligated to sell or otherwise issue any of its equity interests or other securities, or (3) any instrument convertible into or exchangeable for any capital stock or other security (except that Summa may issue Company Shares upon the valid exercise of Options outstanding as of the date of this Agreement).

Habasit intends to cause Summa to suspend the payment of regular quarterly cash dividends upon consummation of the Offer. The Surviving Corporation may pay dividends from time to time after consummation of the Merger when, as and if directed by Habasit.

15.          Certain Conditions of the Offer

Notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer and, subject to the terms of the Merger Agreement, may terminate or amend the Offer, unless (1) there shall have been validly tendered in the Offer and not withdrawn prior to the expiration of the Offer that number of Shares constituting the Minimum Condition, and (2) any requisite waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer or to the Merger shall have been terminated or shall have expired. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, if, immediately prior to the acceptance for payment of Shares pursuant to the Offer, any of the following conditions shall have occurred and be continuing:

(a)   any governmental body of competent jurisdiction shall have issued an order, injunction or other decree or ruling or taken any other action permanently enjoining, materially restraining or otherwise prohibiting (1) the making of the Offer, (2) the acceptance for payment of, purchase of or payment for the Shares pursuant to the Offer or (3) the Merger or the consummation thereof, and such order, injunction or other decree or ruling or other action shall have become final and nonappealable;

(b)   there shall be any legal proceeding pending by any governmental body of competent jurisdiction, or there shall have been any legal requirement enacted, enforced, promulgated, amended or issued by any governmental body or deemed by any governmental body applicable to, in either case, (1) Habasit, the Purchaser, or Summa or any of its subsidiaries or (2) the Offer or the Merger (other than any routine application of the waiting period provisions of the HSR Act or of any non-U.S. antitrust laws, if any), that would, if decided in a manner adverse to Habasit, the Purchaser or Summa, (A) make illegal, enjoin, materially restrain or otherwise prohibit (i) the making of the Offer, (ii) the acceptance for payment of, the purchase of or payment for the Shares pursuant to the Offer or (iii) the Merger or the consummation thereof, (B) impose material limitations on the ability of Habasit, the Purchaser or any of their respective affiliates to acquire, hold, transfer or dispose of, or effectively to exercise all rights of ownership of, all or any material portion of the Shares (including the right to vote, receive dividends or otherwise exercise ownership rights with respect to any Shares), (C) prohibit or materially limit the ownership or operation by either Summa and its subsidiaries or Habasit and its affiliates of all or any of their business or assets that is material to either Summa and its subsidiaries or Habasit and its affiliates, in either case taken as a whole, as a result of the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement, or (D) compel either Summa and its subsidiaries or Habasit and its affiliates to dispose of or hold separately all or any of their business or assets that is material to either Summa and its subsidiaries or Habasit and its affiliates, in either case taken as a whole, as a result of the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement;

(c)   the representations and warranties of Summa (1) contained in the Merger Agreement (other than certain representations and warranties relating to capitalization) shall not be true and correct either as of the date referred to in any representation or warranty which addresses matters as of a specific date or as of such time for all other representations and warranties, except for such failures to be true and correct that, in the aggregate, would not have a Material Adverse Effect (it being understood that for purposes of this clause (c), all Material Adverse Effect and any other materiality qualifiers shall be disregarded in determining whether any such representations are true and correct); (2) with respect to capitalization shall be true and correct in all material respects; provided, in each case that such failures to be true and correct cannot be or have not been cured in all material respects prior to the earlier of (A) the 30th day after the giving of written notice thereof to Summa and (B) the then-current Expiration Date;

(d)   Summa shall have failed to perform in any material respect any material obligation required to be performed by it at or prior to such time under the Merger Agreement;

(e)   a Company Triggering Event (as defined in Section 12 above); or

(f)    the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Purchaser and Habasit and may be asserted by Purchaser and Habasit regardless of the circumstances giving rise to such condition or may be waived by Purchaser and Habasit in whole or in part at any time and from time to time in their reasonable discretion. The failure by Purchaser or Habasit at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

16.          Certain Legal Matters

General.   Except as described in this Offer to Purchase, based on information provided by Summa, none of Summa, Purchaser or Habasit is aware of any license or regulatory permit that appears to be material to the business of Summa and its subsidiaries, taken as a whole, that might be adversely affected by the Purchaser’s acquisition of Shares (and the indirect acquisition of the stock of Summa’s subsidiaries) as contemplated herein or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required or desirable for the acquisition and ownership of the Shares (and the indirect acquisition of the stock of Summa’s subsidiaries) by the Purchaser as contemplated herein. Should any such approval or other action be required or desirable, the Purchaser and Habasit presently contemplate that such approval or other action will be sought, except as described below under “State Takeover Laws.” While, except as otherwise described in this Offer to Purchase, the Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to Summa’s business or that certain parts of Summa’s business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could decline to accept for payment or pay for any Shares tendered. See the Introduction and Section 15 of this Offer to Purchase entitled “Certain Conditions of the Offer” for a description of the conditions to the Offer, including conditions with respect to governmental actions.

State Takeover Laws.   Summa is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the corporation’s board of directors approves such business combination or the transaction in which the interested stockholder becomes such prior to the time the interested stockholder becomes such. Summa’s Board has taken all appropriate action so that neither Habasit nor the Purchaser is or will be considered an “interested stockholder” pursuant to Section 203 of the DGCL.

A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states.

In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

Neither Habasit nor the Purchaser has determined whether any other state takeover laws or regulations will by their terms apply to the Offer or the Merger, and, except as set forth above, neither Habasit nor the Purchaser have attempted to comply with any state takeover laws or regulations in connection with the Offer or the Merger. If any government official or third party should seek to apply any state takeover law or regulation to the Offer or the Merger or other business combination between the Purchaser or any of its affiliates and Summa, the Purchaser will take such action as then appears desirable, which may include challenging the applicability or validity of such statute in appropriate court proceedings and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, the Purchaser may not be obligated to accept for payment or pay for any Shares tendered. See Section 15 of this Offer to Purchase entitled “Certain Conditions of the Offer.”

United States Antitrust Compliance.   Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The Purchaser’s obligation to acquire Shares is conditioned on the expiration or early termination of all waiting periods (and any extensions thereof) applicable to the Offer under the HSR Act. The acquisition of Shares by Purchaser pursuant to the Offer is subject to these requirements. See Section 15 of this Offer to Purchase entitled “Certain Conditions of the Offer” as to the effect of the HSR Act (as well as other conditions to the Offer) on the timing of the Purchaser’s obligation to accept Shares for payment.

On September 5, 2006, Habasit filed under the HSR Act a Notification and Report Form for Certain Mergers and Acquisitions with the DOJ and the FTC in connection with the purchase of the Shares pursuant to the Offer and the Merger. On September 6, 2006, Summa also filed a Notification and Report Form under the HSR Act. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on September 21, 2006, the 15th day after Summa’s form was filed, unless early termination of the waiting period is granted. Habasit and Summa have each requested early termination of the waiting period applicable to the Offer, but there can be no assurance that such early termination will be granted. In addition, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from Habasit or Summa. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth day after substantial compliance by Habasit and Summa with such request. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. Purchaser is not required to accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied.

Any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See Section 4 of this Offer to Purchase entitled “Withdrawal Rights.” If Purchaser’s purchase of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer will be extended in certain circumstances. The Purchaser will not accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. See Section 15 of this Offer to Purchase entitled “Certain Conditions of the Offer.”

The Merger will not require an additional filing under the HSR Act if Purchaser owns 50% or more of the outstanding Shares at the time of the Merger (which would be the case if the Minimum Condition were satisfied) or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions, such as the acquisition of Shares in the Offer and the Merger. At any time before or after our purchase of Shares, the FTC or the Antitrust Division could take any action under the antitrust laws that either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Habasit, Summa or any of their respective subsidiaries. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

Based upon an examination of publicly available information relating to the businesses in which Habasit and Summa are engaged, Habasit and the Purchaser believe that the acquisition of Shares by the Purchaser will not violate the applicable antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of Shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 15 of this Offer to Purchase entitled “Certain Conditions of the Offer” for certain conditions to the Offer that could become applicable in the event of such a challenge.

Other Foreign Laws.   According to publicly available information, Summa conducts business in a number of other foreign countries and jurisdictions. In connection with the acquisition of the Shares pursuant to the Offer or the Merger, the laws of certain of those foreign countries and jurisdictions may require the filing of information with, or the obtaining of the approval or consent of, governmental authorities in such countries and jurisdictions. The governments in such countries and jurisdictions might attempt to impose additional conditions on Summa’s operations conducted in such countries and jurisdictions as a result of the acquisition of the Shares pursuant to the Offer or the Merger. If such approvals or consents are found to be required, the parties intend to make the appropriate filings and applications. In the event such a filing or application is made for the requisite foreign approvals or consents, there can be no assurance that such approvals or consents will be granted and, if such approvals or consents are received, there can be no assurance as to the date of such approvals or consents. In addition, there can be no assurance that the Purchaser will be able to cause Summa or its subsidiaries to satisfy or comply with such laws or that compliance or noncompliance will not have adverse consequences for Summa or any subsidiary after purchase of the Shares pursuant to the Offer or the Merger. See Section 15 of this Offer to Purchase, entitled “Certain Conditions of the Offer.”

17.          Fees and Expenses

The Purchaser has retained The Altman Group, Inc. to act as the Information Agent and U.S. Stock Transfer Corporation to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph, personal interview and other methods of electronic communication and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares. Such firms each will receive reasonable and customary compensation for their services. The Purchaser has also agreed to reimburse each such firm for certain reasonable out of pocket expenses and to indemnify each such firm against certain liabilities and expenses in connection with their services, including certain liabilities under the United States federal securities laws.

Except as described above, the Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks and trust companies will be reimbursed upon request by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18.          Miscellaneous

The Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the valid laws of such jurisdiction. If the Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with an applicable valid law, the Purchaser will make a good faith effort to comply with any such law. If after such good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or to make any representation on behalf of Habasit or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

The Purchaser and Habasit have filed with the SEC the Schedule TO pursuant to Rule 14d-3 under the Exchange Act furnishing certain additional information with respect to the Offer. In addition, Summa has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of Summa’s Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 9 of this Offer to Purchase entitled “Certain Information Concerning Habasit and the Purchaser.”

Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer will under any circumstances create any implication that there has been no change in the affairs of Habasit, the Purchaser, Summa any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

HABASIT HOLDING USA, INC.
HABASIT HOLDING AG

September 8, 2006

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS
OF HABASIT AND THE PURCHASER

The name, age and current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of the Purchaser and Habasit are set forth below. None of the directors and officers listed below has, during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulting in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Thomas Habegger	43

Mr. Habegger was elected Chairman of the Board of Habasit Holding AG on July 28, 1992. He has been a director of Habasit Holding AG since April 5, 1989 and is a citizen of Switzerland. His business address is Römerstrasse 1, 4153 Reinach, Switzerland.

Alice Habegger	69

Mrs. Habegger was elected Vice-Chairwoman of the Board of Habasit Holding AG on April 5, 1977. She has been a director of Habasit Holding AG since October 7, 1970 and is a citizen of Switzerland. Her business address is Römerstrasse 1, 4153 Reinach, Switzerland.

Giovanni Volpi	71

Mr. Volpi has been the President, Treasurer, and sole director of Habasit Holding USA, Inc. since its formation in August 2006. He also continues to serve as Chairman of the Board of Habasit AG, a position he has held since 1993. He is a citizen of Italy. His business address is Römerstrasse 1, 4153 Reinach, Switzerland.

Harry Cardillo	64

Mr. Cardillo has been the Vice President and Secretary of Habasit Holding USA, Inc. since its formation in August 2006. He also continues to serve as President of Habasit Belting, LLC, a position he has held since March 1978. He is a citizen of the United States of America. His business address is 305 Satellite Blvd., P.O. Box 80507, Suwanee, Georgia 30024.

Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of Summa or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary, at the address set forth below:

The Depositary for the Offer is:

U.S. STOCK TRANSFER CORPORATION

By Mail, Hand or Overnight Courier:	By Facsimile Transmission:
U.S. Stock Transfer Corporation	(For Eligible Institutions Only)
Attn: Shareholder Relations Dept.	(818) 502-0674
1745 Gardena Avenue
Glendale, CA 91204	Confirmation Receipt of Facsimile
by Telephone Only:
(818) 502-1404

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at its location and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

1200 Wall Street West, 3rd Floor
Lyndhurst, NJ  07071

Call toll-free: (800) 331-7543

Banks and Brokerage Firms please call:
(201) 806-7300